UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number:    1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.

One Time Warner Center

New York, New York 10019

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Time Warner Savings Plan

Years Ended December 31, 2017 and 2016

With Report of Independent Registered Public

Accounting Firm

TIME WARNER SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEARS ENDED DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of Time Warner Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Time Warner Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and assets (held at end of year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1982, but we are unable to determine the specific year.

New York, New York

June 11, 2018

TIME WARNER SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	December 31,
	2017	2016

Investments at fair value:
Commingled trust funds	$1,909,766	$1,560,846
Time Warner common stock	339,175	396,965
Other common stocks	1,634,589	1,333,654
Mutual funds	363,486	296,673
U.S. government and agency securities	237,901	214,123
Other fixed income securities	193,105	154,716
Cash, cash equivalents and other investments	41,389	56,453

Total investments at fair value	4,719,411	4,013,430

Investments at contract value:
Synthetic investment contracts	510,294	499,308

Total investments	5,229,705	4,512,738

Contributions receivable:
Employing company	13,554	11,901
Participants	3,737	3,543
Notes receivable from participants	61,789	57,753
Receivables for securities sold	200,573	87,756
Other assets	5,758	5,471

Total assets	5,515,116	4,679,162

Payables for securities purchased	324,124	198,727
Other liabilities	6,411	6,711

Total liabilities	330,535	205,438

Net assets available for benefits	$5,184,581	$4,473,724

See accompanying notes.

TIME WARNER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(thousands)

	Year Ended December 31,
	2017	2016

Net assets available for benefits at beginning of year	$4,473,724	$4,104,025

Changes in net assets:
Investment income, net of fees	47,306	40,886
Net realized and unrealized appreciation in the fair value of investments	655,785	382,215

Net investment income	703,091	423,101

Employing company contributions	137,285	120,294
Participant contributions, including rollover contributions	188,848	171,376
Participant loan interest income	3,837	3,423
Participant withdrawals	(320,154)	(346,279)
Administrative expenses	(2,050)	(2,216)

Net change	710,857	369,699

Net assets available for benefits at end of year	$5,184,581	$4,473,724

See accompanying notes.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). Time Warner Inc. (“Time Warner”) is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”) and is a “Qualified Automatic Contribution Arrangement” in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and thus is exempt from nondiscrimination testing.

The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On October 22, 2016, Time Warner entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AT&T Inc. (“AT&T”). The Merger Agreement provides for the merger of a newly formed wholly owned subsidiary of AT&T with and into Time Warner, with Time Warner continuing as the surviving company in the merger. Immediately thereafter, Time Warner will merge with and into a limited liability company formed by AT&T, which will continue as the surviving entity and a wholly owned subsidiary of AT&T. Upon consummation of the merger, each share of Time Warner common stock will be converted into the right to receive $53.75 in cash and a specified number of shares of AT&T common stock, as set forth in the Merger Agreement. The merger is conditioned on the receipt of certain antitrust and other required regulatory consents. On November 20, 2017, the United States Department of Justice (the “DOJ”) filed a lawsuit in the United States District Court for the District of Columbia (the “Court”) under a federal antitrust statute to enjoin the merger. The trial concluded in early May 2018 and the trial judge is expected to issue his decision on June 12, 2018. Time Warner and AT&T have agreed to extend the termination date of the Merger Agreement to April 22, 2018, and each has agreed to waive, until June 21, 2018, its right to terminate the Merger Agreement based on the merger not being completed by April 22, 2018.

The approval of the Merger Agreement by the Time Warner board of directors on October 22, 2016 constituted a change in control of Time Warner under the terms of the Plan, and, as a result, the Employing Company Contributions (as defined below) of Plan participants who were actively employed on October 22, 2016 became fully vested. The Employing Company Contributions of Plan participants who became employed by an Employing Company after October 22, 2016 are subject to the regular vesting schedule under the Plan.

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through the trustee of the Master Trust, Fidelity Management Trust Company (“Fidelity”), pursuant to the Master Trust. The Plan’s investment funds consist of four asset allocation (target risk) funds and 14 core investment funds (ten of which are actively managed and four of which are index funds). The Plan also offers a self-directed brokerage option that is limited to mutual funds. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds. Participants may periodically transfer account balances among the investment funds offered under the Plan.

Contributions or investment fund transfers into the Time Warner Inc. Stock Fund, an employee stock ownership plan component of the Plan, are prohibited, but Plan participants who hold Time Warner common stock in the Time Warner Inc. Stock Fund have the option to reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund in lieu of receiving the cash dividends. Upon consummation of the merger with AT&T, each share of Time Warner common stock held in the Time Warner Inc. Stock Fund will be exchanged for the merger consideration described above, and the independent fiduciary for the fund would determine when and how to purchase additional shares of AT&T common stock with the cash portion of the merger consideration.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit established by the Internal Revenue Service (“IRS”). The elective deferral amount for highly compensated employees is 50% for the pre-tax contributions, subject to the limit established by the IRS. After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

All newly eligible Plan participants and employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a pre-tax contribution rate of 3%, unless they change their contribution rate or opt out of the Plan. Unless participants who are automatically enrolled in the Plan elect otherwise, their contribution rate automatically increases by an additional 1% of eligible compensation beginning on the first anniversary of their automatic enrollment date and will continue to increase by an additional 1% of eligible compensation annually until the 6% maximum pre-tax contribution rate for automatic contributions is reached. These participant contributions and Matching Contributions are invested in the Qualified Default Investment Alternative (the Growth Asset Allocation Fund), unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Matching Contribution rates for eligible Plan participants are consistent across all participating Employing Companies at a rate of 133 1⁄3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits. Rollovers for 2017 and 2016 were $24.8 million and $21.1 million, respectively.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and any earnings thereon are fully vested.

Other than Employing Company Contributions that became fully vested on October 22, 2016 in connection with the change in control described above, Matching Contributions and earnings thereon generally vest 100% upon the completion of two years of service (or for eligible temporary and hourly employees, the completion of periods of service established by the Plan).

Matching Contributions and any earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. See the table below for forfeiture activity for the years ended December 31, 2017 and 2016 (thousands).

	December 31, 2017	December 31, 2016
Balance at beginning of period	$427	$5,348
Additions to forfeiture balance	2,970	3,582
Forfeitures utilized	(3,337)	(8,503)

Balance at end of period	$60	$427

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Notes Receivable From Participants

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans; provided, however, that if the primary residence loan was obtained by December 31, 2007, it does not limit the availability of the three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000.

Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2017 and 2016 ranged from 4.25% to 10.50%.

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and are included in Investment income, net of fees in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Participant withdrawals are recorded when paid.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, recordkeeping, custodial and trustee services. Other administrative costs, such as compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan, other than synthetic investment contracts, are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for additional information and disclosures related to fair value measurements.

Synthetic investment contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract.

Purchases and sales of securities are recorded on a trade-date basis and trades of securities that have not settled are reported as receivables or payables, respectively, for securities sold or purchased. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. Investments

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at contract value in the Statement of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As required for the IRS Form 5500 filing, these investments are valued at fair value in the Schedule of Assets (Held at End of Year). See Note 7 for a reconciliation of the financial statements to the Form 5500.

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	complete or partial termination of the Plan;
•	any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;
•	merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
•	any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio’s duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%.

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statement of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2017 and 2016, the fair value of derivative financial instruments held by the Plan was not material. The derivative financial instruments held by the Plan at December 31, 2017 and 2016 consisted of interest rate and credit default swap contracts, futures contracts and interest rate option contracts.

4. Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The following table presents information about the Plan’s assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2017 and 2016 (thousands):

	December 31, 2017			December 31, 2016
Asset Category	Level 1	Level 2	Total	Level 1	Level 2	Total

Assets
Equity securities:
Time Warner common stock	$339,175	$—	$339,175	$396,965	$—	$396,965
Other common stocks	1,634,589	—	1,634,589	1,333,654	—	1,333,654
Mutual funds(a)	363,486	—	363,486	296,673	—	296,673
Fixed income securities:
U.S. government and agency securities	108,262	129,639	237,901	95,513	118,610	214,123
Other fixed income securities	—	193,105	193,105	—	154,716	154,716
Cash, cash equivalents and other investments:
Cash and cash equivalents	28,545	12,272	40,817	40,976	14,841	55,817
Derivatives	133	439	572	105	494	599
Other investments(b)	—	—	—	37	—	37

Total Assets	2,474,190	335,455	2,809,645	2,163,923	288,661	2,452,584

Liabilities
Derivatives	(11)	(275)	(286)	(144)	(760)	(904)
U.S. government and agency securities	—	(2,150)	(2,150)	—	(1,126)	(1,126)

Total	$2,474,179	$333,030	$2,807,209	$2,163,779	$286,775	$2,450,554

(a)

At December 31, 2017 and 2016, mutual funds consisted of Fidelity Brokerage Link, DFA Emerging Markets Core Equity Portfolio Institutional Class Fund, PIMCO Priv ABS Sector Fund, PIMCO Short Term Floating NAV Portfolio II, and Fidelity Investments Money Market Government Portfolio.

(b)	At December 31, 2016, other investments consisted of preferred stocks.

Investments that are measured at fair value using the net asset value per share as a practical expedient have not been categorized in the fair value table above and are as follows (thousands):

	December 31,
Asset Category	2017	2016
Commingled trust funds(a)	$1,909,766	$1,560,846

(a)

At December 31, 2017, approximately 24% of the underlying securities held in commingled trust funds consisted of marketable fixed income securities and approximately 76% consisted of equity securities. At December 31, 2016, approximately 25% of the underlying securities held in commingled trust funds consisted of marketable fixed income securities and approximately 75% consisted of equity securities.

There were no assets classified as Level 3 at December 31, 2017 or 2016.

Investments are recorded by the Plan on a trade date basis at fair value or contract value, as applicable. The following is a description of the valuation methodologies used for assets measured at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the closing price of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy. As of December 31, 2017 and 2016, there were no fixed income securities classified as level 3.

Cash equivalents and other investments: Cash equivalents consist of investments in short-term investment funds and money market funds valued at net asset value per unit equal to one dollar at year end. Other investments can consist of certificates of deposit, commercial paper, repurchase agreements, warrants, and futures, option and swap contracts. Certificates of deposit and repurchase agreements are valued at amortized cost, which approximates fair value. Commercial paper is valued using broker quotes that utilize observable market inputs. Warrants are valued based on the relationship of the exercise price to the value of the underlying security. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2017 or 2016 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2017 or 2016.

Certain Plan investments are managed by Fidelity. Fidelity has appointed JP Morgan Chase and State Street Bank to act as individual sub-custodians for certain Plan investments. Therefore, Fidelity’s management of such Plan investments and JP Morgan Chase’s and State Street Bank’s holdings of such investments as sub-custodians qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

In addition, certain of the Plan’s investments are securities that have been issued by the Plan’s investment managers, custodian, sub-custodians, other service providers and their affiliated entities. The Plan’s investments in these securities also qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transactions rules under ERISA.

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated April 14, 2015, stating that the Plan is qualified under Section 401(a) of the Code, subject to the Company’s adoption of certain amendments to the Plan. The Plan has been amended to comply with the determination letter issued by the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes the Plan’s information statement on Form 5500 is subject to examination for years after 2015.

TIME WARNER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

7. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2017 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500 (thousands):

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$5,184,581	$4,473,724
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(509)	2,932

Net assets per the Form 5500	$5,184,072	$4,476,656

Year Ended December 31, 2017
Net investment income from the Plan per the financial statements	$703,091
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,932)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(509)

Net investment income from the Plan per the Form 5500	$699,650

Supplemental Schedules

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2017

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Party-in Interest	Identity and Address of Obligor

Detailed Description

of Loan Including Dates

of Making and Maturity,

Interest Rate, the Type

and Value of Collateral,

any Renegotiation of the

Loan and the Terms of

the Renegotiation and

Other Material Items

			Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest

	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	$120,000	$—	$—	$120,000	$120,000	$—

	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	—	—	1,177,000	1,177,000	—

	Landsbankinn	LANDSBANK IS MTN 6.1% 8/25/11	641,000	—	—	641,000	641,000	—

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2017

Shares or Units	Description	Current Value
	Commingled Trust Funds
5,326,713	BlackRock Equity Index - Fund T*	$563,646,109
2,545,154	BlackRock Extended Equity - Market Fund K*	260,289,286
15,795,575	Blackrock MSCI ACWI ex-u.s. IMI Index Fund M*	224,235,560
10,886,455	Blackrock MSCI ACWI Minimum Volatility Index Fund F*	135,318,632
20,739,507	Blackrock US Debt Index Fund W*	449,032,496
4,432,847	FIAM Select Global Plus*	83,204,532
15,529,139	TS&W International Large Cap Equity Trust*	194,039,693

	Total Commingled Trust Funds	$1,909,766,308

3,708,041	Time Warner Common Stock*	$339,174,510

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	Other Common Stocks
12,464	2U INC	$804,053
17,201	ACCELERON PHARMA INC	730,010
46,600	ACTIVISION BLIZZARD INC	2,950,712
56,805	ACXIOM CORP	1,565,546
19,495	ADOBE SYSTEMS INC	3,416,304
81,600	ADTALEM GLOBAL EDUCATION INC	3,431,280
72,730	ADVANCED DISPOSAL SERVICES INC	1,741,156
610,000	AEGON NV (NY REGD) NY REG SH	3,843,000
19,839	AETNA INC	3,578,757
3,000	AGILENT TECHNOLOGIES INC	200,910
10,640	AGIOS PHARMACEUTICALS INC	608,289
19,224	ALARM.COM HOLDINGS INC	725,706
26,700	ALASKA AIR GROUP INC	1,962,717
28,531	ALDER BIOPHARMACEUTICALS INC	326,680
32,670	ALEXION PHARMACEUTICALS INC	3,907,005
83,484	ALIBABA GROUP HLD LTD SPON ADR	14,395,146
31,600	ALLEGIANT TRAVEL CO	4,890,100
17,362	ALLERGAN PLC	2,840,076
16,640	ALLIANCE DATA SYSTEMS CORP	4,217,907
138,592	ALLSCRIPTS HLTHCARE SOLS INC	2,016,514
42,500	ALNYLAM PHARMACEUTICALS INC	5,399,625
17,385	ALPHABET INC CL A	18,313,359
47,199	ALPHABET INC CL C	49,389,033
46,388	AMAZON.COM INC	54,249,375
21,199	AMEDISYS INC	1,117,399
120,000	AMERICAN AIRLINES GROUP INC	6,243,600
146,000	AMERICAN EXPRESS CO	14,499,260
23,046	AMERICAN TOWER CORP	3,287,973
4,000	AMERIPRISE FINANCIAL INC	677,880
62,095	AMETEK INC NEW	4,500,025
215,000	ANADARKO PETROLEUM CORP	11,532,600
200	ANALOG DEVICES INC	17,806
2,293	ANAPTYSBIO INC	230,951
9,400	ANTHEM INC	2,115,094
160,059	APACHE CORP	6,757,691
12,796	APPIAN CORP CL A	402,818

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
126,820	APPLE INC	$21,461,749
32,900	APTIV PLC	2,790,907
2,100	ASML HLDG NV (NY REG SHS) NEW	365,022
25,947	ASPEN TECHNOLOGIES	1,717,691
150,827	ASSOCIATED BANC CORP	3,831,006
373,865	ASTRAZENECA PLC SPONS ADR	12,973,116
54,600	ATKORE INTERNATIONAL GROUP INC	1,171,170
185,130	BAKER HUGHES A GE CO	5,857,513
1,768	BALL CORP	66,919
764,800	BANK OF AMERICA CORPORATION	22,576,896
242,600	BANK OF NEW YORK MELLON CORP	13,066,436
50,167	BANKUNITED INC	2,042,800
26,800	BAXTER INTL INC	1,732,352
112,200	BB&T CORP	5,578,584
71,500	BEACON ROOFING SUPPLY INC	4,558,840
28,086	BECTON DICKINSON & CO	6,012,089
10,861	BEIGENE LTD SP ADR	1,061,337
10,190	BELDEN INC	786,362
55,100	BERRY GLOBAL GROUP INC	3,232,717
9,600	BIOGEN INC	3,058,272
33,500	BIOVERATIV INC W/I	1,806,320
27,930	BLACK HILLS CORP	1,678,872
23,008	BLACKBAUD INC	2,174,026
19,711	BLACKLINE INC	646,521
38,300	BOEING CO	11,295,053
149,080	BOOZ ALLEN HAMILTON HLDG CL A	5,684,420
49,770	BOSTON PRIVATE FINL HLDG INC	768,947
165,800	BOX INC CL A	3,501,696
75,008	BRIGHT HORIZONS FAMILY SOL INC	7,050,752
20,000	BRIGHTHOUSE FINANCIAL INC	1,172,800
145,500	BRISTOL-MYERS SQUIBB CO	8,916,240
35,220	BROADCOM LTD	9,048,018
31,063	BROADRIDGE FINANCIAL SOL	2,813,687
63,607	BROADSOFT INC	3,492,024
75,523	BWX TECHNOLOGIES INC	4,568,386
30,369	CAMBREX CORP	1,457,712
4,596	CANADIAN PAC RAILWAY LTD	839,965

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
232,700	CAPITAL ONE FINANCIAL CORP	$23,172,266
89,640	CARROLS RESTAURANT GROUP INC	1,089,126
13,382	CASEY GENERAL STORES	1,497,981
71,324	CATALENT INC	2,929,990
35,069	CAVIUM INC	2,939,834
10,466	CBOE GLOBAL MARKETS INC	1,303,959
61,000	CELANESE CORP SER A	6,531,880
38,007	CELGENE CORP	3,966,410
22,742	CHARLES RIVER LABS INTL INC	2,489,112
64,278	CHARTER COMMUNICATIONS INC A	21,594,837
30,160	CHEMICAL FINANCIAL CORP	1,612,655
1,900	CHUBB LTD	277,647
106,965	CIGNA CORP	21,723,522
45,903	CINEMARK HOLDINGS INC	1,598,342
27,900	CINTAS CORP	4,347,657
335,000	CISCO SYSTEMS INC	12,830,500
5,500	CITIGROUP INC	409,255
48,951	COGENT COMMUNICATIONS HOLD INC	2,217,480
22,008	COHERUS BIOSCIENCES INC	193,670
38,868	COLUMBIA BANKING SYSTEMS INC	1,688,426
696,040	COMCAST CORP CL A	27,876,402
62,650	COMMERCIAL METALS CO	1,335,698
56,283	COMMVAULT SYSTEMS INC	2,954,858
23,165	COMPASS MINERALS INTL INC	1,673,671
32,500	CONCHO RESOURCES INC	4,882,150
45,263	CONNECTONE BANCORP INC	1,165,522
3,200	CONSTELLATION BRANDS INC CL A	731,424
14,940	COOPER STANDARD HOLDING INC	1,830,150
17,433	CORELOGIC INC	805,579
47,971	CORE-MARK HOLDING CO INC	1,514,924
100,000	CORNING INC	3,199,000
33,295	COSTAR GROUP INC	9,886,950
400	COSTCO WHOLESALE CORP	74,448
62,986	COTIVITI HOLDINGS INC	2,028,779
85,600	CRAY INC	2,071,520
7,030	CSX CORP	386,720
21,060	CTRIP.COM INTL LTD ADR	928,746

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
81,300	DANAHER CORP	$7,546,266
70,605	DELL TECHNOLOGIES INC CL V	5,738,774
23,500	DELTA AIR INC	1,316,000
116,260	DIEBOLD NIXDORF INC	1,900,851
55,250	DIPLOMAT PHARMACY INC	1,108,868
85,000	DISH NETWORK CORP A	4,058,750
21,500	DOLLAR GENERAL CORP	1,999,715
3,984	DOWDUPONT INC	283,740
27,490	EDUCATION REALTY TR INC	959,951
18,100	EDWARDS LIFESCIENCES CORP	2,040,051
41,785	ELECTRONIC ARTS INC	4,389,932
30,261	ENERGEN CORP	1,742,126
19,560	ENVESTNET INC	975,066
34,220	EPAM SYSTEMS INC	3,676,255
2,568	EQUINIX INC	1,163,869
33,407	ESCO TECHNOLOGIES INC	2,012,772
69,577	EURONET WORLDWIDE INC	5,863,254
79,700	EVOQUA WATER TECHNOLOGIES CO	1,889,687
47,600	EXELIXIS INC	1,447,040
175,000	EXPRESS SCRIPTS HLDG CO	13,062,000
192,873	FACEBOOK INC A	34,034,369
11,262	FAIR ISAAC CORP	1,725,338
132,590	FEDERATED INVS INC CL B NV	4,783,847
56,400	FEDEX CORP	14,074,056
33,700	FERRARI NV	3,533,108
119,325	FIDELITY NATL INFORM SVCS INC	11,227,289
167,920	FIRST HORIZON NATIONAL CORP	3,356,721
419	FIRST REPUBLIC BANK	36,302
25,900	FISERV INC	3,396,267
57,985	FLEETCOR TECHNOLOGIES INC	11,158,054
33,250	FORTIVE CORP	2,405,638
86,855	GENPACT LTD	2,756,778
82,500	GILEAD SCIENCES INC	5,910,300
266,900	GLAXOSMITHKLINE PLC SPONS ADR	9,466,943
154,200	GLOBAL EAGLE ENTERTAINMENT INC	353,118
127,191	GLOBAL PAYMENTS INC	12,749,626
61,100	GOLDMAN SACHS GROUP INC	15,565,836

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
17,805	GUIDEWIRE SOFTWARE INC	$1,322,199
67,230	H&E EQUIPMENT SERVICES INC	2,732,900
58,420	HABIT RESTAURANTS INC CL A	557,911
16,681	HANCOCK HOLDING CO	825,710
49,600	HARLEY-DAVIDSON INC	2,523,648
18,100	HARRIS CORP	2,563,865
39,396	HEALTHCARE SERVICES GROUP INC	2,076,957
17,717	HEICO CORP	1,671,599
18,598	HENRY SCHEIN INC	1,299,628
876,900	HEWLETT PACKARD ENTERPRISE CO	12,592,284
35,347	HEXCEL CORPORATION	2,186,212
16,042	HILTON INC	1,281,114
53,713	HMS HOLDINGS CORP	910,435
88,900	HOLOGIC INC	3,800,475
77,830	HOME DEPOT INC	14,751,120
19,900	HONEYWELL INTL INC	3,051,864
127,390	HOSTESS BRANDS INC CL A	1,886,646
445,000	HP INC	9,349,450
45,210	HSN INC	1,824,224
9,700	HUMANA INC	2,406,279
12,022	IDEX CORPORATION	1,586,543
2,889	IDEXX LABS INC	451,782
1,091	IHS MARKIT LTD	49,259
768	ILLUMINA INC	167,800
11,000	INCYTE CORP	1,041,810
58,800	INFINEON TECH AG SPONS ADR	1,603,770
39,870	INTERACTIVE BROKERS GROUP INC	2,360,703
112,755	INTERCONTINENTAL EXCHANGE INC	7,955,993
25,066	INTUIT INC	3,954,913
14,550	INTUITIVE SURGICAL INC	5,309,877
14,600	JOHN BEAN TECHNOLOGIES CORP	1,617,680
234,920	JOHNSON CONTROLS INTERNATL PLC	8,952,801
17,505	JOUNCE THERAPEUTICS INC	223,189
168,900	JPMORGAN CHASE & CO*	18,062,166
145,000	JUNIPER NETWORKS INC	4,132,500
44,899	KNIGHT-SWIFT TRANP HOLDG CL A	1,962,984
264,866	KOSMOS ENERGY LTD	1,814,332

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
22,440	L3 TECHNOLOGIES INC	$4,439,754
1,200	LAM RESEARCH CORP	220,884
67,870	LIBERTY EXPEDIA HLDGS INC CL A	3,008,677
38,003	LIBERTY FORMULA ONE-A	1,243,458
181,300	LIBERTY INTERACTIVE CORP CL A	4,427,346
159,243	LIBERTY TRIPADVISOR HOLDG A WI	1,500,865
33,791	LIBERTY VENTURES CL A	1,832,824
102,000	LILLY (ELI) & CO	8,614,920
14,991	LINDBLAD EXPEDITIONS HOLDINGS	146,762
10,968	LITTELFUSE INC	2,169,690
2,000	LOWES COS INC	185,880
23,596	MACOM TECHNOLOGY SOLN HLDS INC	767,814
23,893	MAKEMYTRIP LIMITED	713,206
33,100	MARRIOTT INTERNATIONAL INC A	4,492,663
8,100	MARSH & MCLENNAN COS INC	659,259
17,400	MARTIN MARIETTA MATERIALS INC	3,846,096
13,382	MASONITE INTERNATIONAL CORP	992,275
68,100	MASTERCARD INC CL A	10,307,616
32,290	MATADOR RESOURCES COMPANY	1,005,188
177,400	MATTEL INC	2,728,412
100,000	MAXIM INTEGRATED PRODUCTS INC	5,228,000
25,778	MAXIMUS INC	1,845,189
11,500	MCDONALDS CORP	1,979,380
18,722	MEDIDATA SOLUTIONS INC	1,186,413
85,000	MEDTRONIC PLC	6,863,750
10,500	MERCADOLIBRE INC	3,303,930
72,100	MERCK & CO INC NEW	4,057,067
78,017	MERCURY SYSTEMS INC	4,006,173
220,000	METLIFE INC	11,123,200
700	MGM RESORTS INTERNATIONAL	23,373
120,421	MICRO FOCUS INTL PLC SPND ADR	4,044,941
13,000	MICROCHIP TECHNOLOGY	1,142,440
632,665	MICROSOFT CORP	54,118,164
13,000	MICROSTRATEGY INC CL A	1,706,900
67,858	MIMECAST LTD	1,945,489
37,800	MONSTER BEVERAGE CORP	2,392,362
170,544	MORGAN STANLEY	8,948,444

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
155,000	NATIONAL OILWELL VARCO INC	$5,583,100
89,200	NCR CORP	3,031,908
67,500	NETAPP INC	3,734,100
49,935	NETFLIX INC	9,585,523
25,764	NETSCOUT SYSTEMS INC	784,514
9,822	NEUROCRINE BIOSCIENCES INC	762,089
74,200	NEWS CORP NEW CL A	1,202,782
3,000	NEXTERA ENERGY	468,570
70,700	NINTENDO LTD ADR	3,186,456
17,900	NORDSON CORP	2,620,560
3,000	NORTHROP GRUMMAN CORP	920,730
5,700	NORWEGIAN CRUISE LINE HLGS LTD	303,525
188,800	NOVARTIS AG SPON ADR	15,851,648
25,680	NUVASIVE INC	1,502,023
18,800	OCCIDENTAL PETROLEUM CORP	1,384,808
106,565	ON ASSIGNMENT INC	6,848,933
163	O’REILLY AUTOMOTIVE INC	39,208
74,710	PACWEST BANCORP	3,765,384
12,445	PAYLOCITY HOLDING CORP	586,906
88,000	PAYPAL HLDGS INC	6,478,560
28,210	PBF ENERGY INC CL A	1,000,045
56,080	PENSKE AUTOMOTIVE GROUP INC	2,683,428
92,141	PERFORMANCE FOOD GROUP CO	3,049,867
13,500	PHILIP MORRIS INTL INC	1,426,275
9,400	PIONEER NATURAL RESOURCES CO	1,624,790
13,650	PNM RESOURCES INC	552,143
12,065	PRICESMART INC	1,038,797
20,090	PRIMERICA INC	2,040,140
149,060	PROGRESSIVE CORP OHIO	8,395,059
8,232	PROOFPOINT INC	731,084
18,051	PROSPERITY BANCSHARES INC	1,264,834
11,400	PUMA BIOTECHNOLOGY INC	1,126,890
39,358	RAYMOND JAMES FINANCIAL INC.	3,514,669
200	RAYTHEON CO	37,570
20,169	REALPAGE INC	893,487
23,658	RED HAT INC	2,841,326
17,950	REGAL BELOIT CORP	1,374,970

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
200	REGENERON PHARMACEUTICALS INC	$75,192
27,530	RENASANT CORP	1,125,702
62,210	REXNORD CORP NEW	1,618,704
242,400	ROCHE HOLDING LTD SPON ADR	7,654,992
10,700	ROCKWELL AUTOMATION INC	2,100,945
8,800	ROPER TECHNOLOGIES INC	2,279,200
39,000	ROSS STORES INC	3,129,750
17,300	ROYAL CARIBBEAN CRUISES LTD	2,063,544
50,360	S&P GLOBAL INC	8,530,984
109,000	SALESFORCE.COM INC	11,143,070
355,400	SANOFI SPON ADR	15,282,200
44,545	SBA COMMUNICATIONS CORP	7,276,871
150,000	SCHLUMBERGER LTD	10,108,500
598,955	SCHWAB CHARLES CORP	30,768,318
3,033	SEMPRA ENERGY	324,288
61,097	SERVICENOW INC	7,966,438
14,600	SHERWIN WILLIAMS CO	5,986,584
304	SHIRE PLC SPON ADR	47,156
17,888	SITEONE LANDSCAPE SUPPLY INC	1,372,010
3,280	SJW GROUP	209,362
34,150	SKYWEST INC	1,813,365
299,100	SLM CORP	3,379,830
12,180	SOUTH STATE CORP	1,061,487
39,300	SPIRIT AIRLINES INC	1,762,605
868,889	SPRINT CORP	5,117,756
162,231	SRC ENERGY INC	1,383,830
8,752	STANLEY BLACK & DECKER INC	1,485,127
1,000	STARBUCKS CORP	57,430
33,700	STATE STREET CORP*	3,289,457
37,500	STRYKER CORP	5,806,500
47,459	SUMMIT MATERIALS INC CL A	1,492,111
19,900	SYMANTEC CORP	558,394
35,000	SYNOPSYS INC	2,983,400
39,505	SYNOVUS FINANICAL CORP	1,893,870
40,900	TAKE-TWO INTERACTV SOFTWR INC	4,490,002
2,000	TAPESTRY INC	88,460
92,500	TARGET CORP	6,035,625

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
113,611	TD AMERITRADE HOLDING CORP	$5,808,930
87,000	TE CONNECTIVITY LTD	8,268,480
249,800	TENCENT HOLDINGS LTD UNS ADR	12,969,616
81,100	TERADYNE INC	3,395,657
7,508	TESLA INC	2,337,616
10,200	TEXAS INSTRUMENTS INC	1,065,288
700	TEXTRON INC	39,613
12,170	THE BOOKING HOLDINGS INC	21,148,296
20,977	THERMO FISHER SCIENTIFIC INC	3,983,113
1,000	TJX COMPANIES INC NEW	76,460
35,194	TORCHMARK CORP	3,192,448
46,500	TOTAL SYS SVCS INC	3,677,685
22,265	TRANSDIGM GROUP INC	6,114,414
33,200	TRANSUNION	1,824,672
86,200	TWENTY FIRST CENTURY FOX CL B	2,941,144
395,000	TWENTY FIRST CENTURY FOX INC-A	13,639,350
300	ULTA BEAUTY INC	67,098
54,216	ULTIMATE SOFTWARE GROUP INC	11,831,558
12,711	ULTRAGENYX PHARMA INC	589,536
18,560	UMB FINANCIAL CORP	1,334,835
75,927	UNION PACIFIC CORP	10,181,811
3,400	UNITED CONTINENTAL HLDGS INC	229,160
137,859	UNITEDHEALTH GROUP INC	30,392,395
119,729	UNIVAR INC	3,706,810
45,810	URBAN EDGE PROPERTIES WI	1,167,697
8,400	VAIL RESORTS INC	1,784,748
11,700	VANTIV INC	860,535
69,961	VERINT SYSTEMS INC	2,927,868
59,280	VERISK ANALYTICS INC	5,690,880
70,895	VERTEX PHARMACEUTICALS INC	10,624,325
271,846	VISA INC CL A	30,995,881
6,200	VMWARE INC CL A	776,984
29,000	VULCAN MATERIALS CO	3,722,730
97,585	WAGEWORKS INC	6,050,270
27,801	WALMART INC	2,745,349
139,840	WASTE CONNECTIONS INC (US)	9,920,250
240,000	WEATHERFORD INTERNATIONA PLC	1,000,800

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
32,794	WEBSTER FINANCIAL	$1,841,711
11,466	WELBILT INC	269,566
375,000	WELLS FARGO & CO	22,751,250
100,300	WENDYS CO	1,646,926
36,908	WEX INC	5,212,517
19,022	WILLIS TOWERS WATSON PLC	2,866,425
39,249	WINGSTOP INC	1,529,926
29,020	WOODWARD INC	2,221,191
17,700	WORKDAY INC CL A	1,800,798
2,000	XILINX INC	134,840
54,500	YANDEX NV CL A	1,784,875
43,600	YUM BRANDS INC	3,558,196
115,000	ZAYO GROUP HOLDINGS INC	4,232,000
5,000	ZOETIS INC CL A	360,200

	Total Other Common Stocks	$1,634,589,130

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	Synthetic Investment Contracts**
	CASH***	$22,279
	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO
3,254,735	CLASS 1	3,254,735
1,050,000	ABBOTT LAB 2.35% 11/30/19	1,052,782
644,000	ABBVIE INC 2.5% 05/14/20	648,048
339,000	ACE INA HOLDING 2.3% 11/03/20	339,691
1,247,000	ACTAVIS FUNDING SCS 3% 3/12/20	1,269,476
401,000	AIG INTL GRP 4.875% 6/01/22	437,616
740,000	AIR LEASE CORP 2.625% 07/01/22	740,664
777,000	ALLYA 2017-1 A3 1.7% 02/21	773,966
510,000	AMERICAN EXPRESS 2.25% 5/05/21	507,711
1,000,000	AMERICAN EXPRESS 2.6% 09/14/20	1,012,720
516,000	AMERICAN HONDA 1.7% 02/22/19	516,984
750,000	AMERICAN HONDA FIN 1.7% 9/9/21	734,370
1,255,000	AMERICAN INTL GROUP 2.3% 7/19	1,267,168
266,000	AMERICAN INTL GRP 3.3% 3/01/21	274,069
555,000	AMGEN INC 2.125% 05/01/2020	553,979
440,000	AMGEN INC 2.2% 05/22/19	441,102
1,020,000	AMOT 2015-3 A 1.63% 05/20	1,020,036
746,000	AMOT 2017-3 A2 2.04% 6/22	740,508
177,000	AMPHENOL CORP NEW 3.2% 4/1/24	179,575
1,429,000	AMXCA 2017-1 A 1.93% 09/22	1,423,644
1,050,000	AMXCA 2017-3 A 1.77% 11/22	1,041,510
865,000	AMXCA 2017-6 A 2.04% 05/23	861,618
1,071,000	ANHUESER-BUSCH 2.65% 2/01/21	1,088,105
1,250,000	ANHUESER-BUSCH IN 1.9% 2/01/19	1,257,219
1,154,000	ANHUESER-BUSCH IN 3.3% 2/01/23	1,196,585
695,000	ANTHEM INC 2.95% 12/01/22	697,472
536,000	AT&T INC 2.45% 06/30/20	535,415
1,000,000	AT&T INC 2.8% 02/17/21	1,014,760
292,000	AVALONBAY COMM 3.625% 10/1/20	303,215
1,285,000	BACCT 2017-A1 A1 1.95% 08/22	1,280,366
1,177,000	BACCT 2017-A2 A2 1.84% 1/23	1,166,459
654,000	BACM 2016-UB10 A2 2.723% 06/49	656,400
1,000,000	BAE SYSTEMS 2.85% 12/15/20	1,005,686
500,000	BANK AMER FDG 2.25% 4/21/20	502,507

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
268,000	BANK AMER FDG CRP 2.6% 1/15/19	$272,113
1,439,000	BANK AMERICA CORP 2.65% 4/1/19	1,456,590
800,000	BANK NOVA SCOTIA 2.8% 07/21/21	817,090
1,000,000	BANK OF AMER 2.625% 10/19/20	1,013,573
1,010,000	BANK OF AMERICA 2.625% 4/19/21	1,020,357
530,000	BANK T-M UFJ 2.35% 9/8/19 144A	533,907
520,000	BANK TOKYO-MSB 2.3% 03/20 144A	521,951
450,000	BARCLAYS PLC 2.75% 11/8/19	452,789
500,000	BARCLAYS PLC 2.875% 06/20	502,438
568,000	BARCLAYS PLC 3.25% 01/12/21	582,120
1,020,000	BAT INTL FIN 2.75% 6/20 144A	1,026,170
760,000	BAT INTL FIN 3.5% 6/22 144A	778,556
141,000	BECTON DICKINSO 2.675% 12/19	141,660
386,000	BERKSHIRE HATH 2.2% 3/15/21	387,253
1,000,000	BMW US 2.7% 04/06/22 144A	1,009,686
510,000	BMWLT 2017-2 A3 2.07% 10/20	508,930
700,000	BMWOT 2016-A A3 1.16% 07/20	694,745
1,000,000	BNK OF NOVA SCOTIA 2.7% 3/7/22	1,008,423
634,000	BNP PARIBA 2.45% 03/17/19	641,605
1,594,000	BOA 3.004%/VAR 12/20/23 144A	1,599,332
530,000	BP CAP MKTS PLC 2.521% 1/20	540,582
883,000	BP CAPITAL MKT PLC 2.315% 2/20	892,933
248,000	BP CAPITAL MKTS 1.676% 5/3/19	247,344
540,000	BPCE SA 2.5% 7/15/19	548,026
630,000	BPCM 1.375% 5/10/18	630,264
718,000	BRITISH TELECOM PLC 2.35% 2/19	725,131
636,000	CAN NATURAL RES 3.45% 11/15/21	653,268
1,000,000	CANADIAN IMP BANK 2.55% 6/22	994,153
1,260,000	CAPITAL ONE BK 2.25% 2/13/19	1,270,986
520,000	CAPITAL ONE FIN 2.45% 04/24/19	523,545
1,000,000	CAPITAL ONE NA 1.85% 9/13/19	995,801
884,000	CARMX 16-4 A3 1.4% 08/21	875,639
333,123	CARMX 2015-3 A3 1.63% 06/20	332,818
404,000	CARMX 2017-3 A3 1.97% 04/22	402,169
431,000	CARMX 2017-4 A3 2.15% 10/22	429,295
714,000	CATERPILLAR FINL 2.1% 01/10/20	719,604
1,308,000	CCCIT 17-A2 A2 1.74% 01/21	1,315,450

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
1,998,000	CCCIT 2014-A6 A6 2.15% 07/21	$2,019,877
1,282,000	CCCIT 2016-A1 A1 0% 11/21	1,275,969
1,165,000	CCCIT 2017-A3 A3 1.92% 04/22	1,162,952
1,000,000	CCCIT 2017-A8 A8 1.86% 8/8/22	998,104
1,044,000	CCCIT 2017-A9 A9 1.8% 09/21	1,043,305
137,000	CGCMT 13-GC11 A4 3.093% 04/46	139,320
527,000	CGCMT 2012-GC8 A4 3.024% 9/45	535,615
905,000	CGCMT 2015-GC29 A2 2.674% 4/48	909,912
244,000	CGCMT 2016-P4 A2 2.446% 07/49	243,726
473,000	CGCMT 2017-P7 A2 3.199% 04/50	484,292
1,285,000	CHAIT 2016-A2 A 1.37% 06/15/21	1,273,452
1,310,000	CHAIT 2016-A5 A5 1.27% 07/21	1,295,326
520,000	CHEVRON CORP NEW 1.961% 03/20	521,484
468,000	CHEVRON PHIL 2.45% 5/1/20 144A	469,915
510,000	CISCO SYSTEMS 2.45% 6/15/20	513,859
500,000	CITIGROUP 2.15% 07/18	504,818
1,000,000	CITIGROUP INC 2.35% 08/02/21	998,722
500,000	CITIGROUP INC 2.45% 1/10/20	506,024
530,000	CITIGROUP INC 2.5% 7/29/19	537,168
630,000	CITIGROUP INC 2.55% 04/08/19	635,878
800,000	CITIGROUP INC 2.75% 04/25/2022	802,316
771,000	CITIGROUP INC 4.4% 6/10/25	815,606
309,000	CITIZENS BANK NA 2.5% 03/14/19	312,006
1,892,000	CITIZENS BANK NA 2.55% 5/13/21	1,891,245
525,000	CITIZENS BANK NA 2.65% 5/26/22	521,486
800,000	CITIZENS BK MTN 2.45% 12/04/19	801,917
93,000	CITIZENS FINCL 2.375% 7/28/21	92,712
2,113,000	COMCAST CORP 1.625% 01/15/22	2,058,937
289,000	COMET 2015-A2 A2 2.08% 03/23	288,520
713,000	COMET 2015-A8 A8 2.05% 08/23	710,409
1,310,000	COMET 2016-A3 A3 1.34% 04/22	1,297,459
1,042,000	COMET 2016-A4 A4 1.33% 6/15/22	1,029,678
1,043,000	COMET 2017-A3 A3	1,037,498
1,040,000	COMET 2017-A4 A4 1.99% 07/23	1,034,346
319,000	COMM 15-CR23 ASB 3.257% 05/48	327,410
271,000	COMM 15-CR26 ASB 3.373% 10/48	280,275
1,708,636	COMM 2010-C1 A3 4.205 7/46	1,769,140

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
531,000	COMM 2012-CR3 A3 2.822% 10/45	$533,151
662,670	COMM 2012-CR3 ASB 2.372% 11/45	662,355
1,138,000	COMM 2012-LC4 A4 3.288% 12/44	1,161,722
611,000	COMM 2013-CR6 A4 3.101% 03/46	620,936
843,000	COMM 2013-CR7 A4 3.213% 03/46	862,359
373,000	COMM 2013-CR8 A5 3.612% 06/46	388,412
900,000	COMM 2014-CR17 A2 3.012% 05/47	911,294
600,000	COMM 2014-CR18 A2 2.924% 07/47	604,372
547,000	COMM 2014-CR20 A2 2.801% 11/47	553,295
356,000	COMM 2015-CR22 A2 2.856% 03/48	360,374
530,000	COMMONWEALTH BK NY 2.3% 9/6/19	534,561
1,040,000	COMMWLTH BK ASTL NYB 2.3% 3/20	1,047,780
561,000	COMPASS BANK 2.875% 6/29/22	555,153
247,000	COMWLTH EDISON 2.15% 01/15/19	249,483
592,000	CONOCOPHILLIP CO 2.2% 05/15/20	592,298
381,000	CONSOLIDATED EDISON 2% 5/15/21	376,116
606,000	CPART 17-1A A3 2.05% 03/21	603,720
530,000	CREDIT SUISSE NY 2.3% 5/19	531,583
550,000	CREDIT SUISSE NY 3% 10/29/21	558,424
273,000	CSAIL 2015-C2 ASB 3.2241% 6/57	278,676
797,000	CSAIL 2017-CX9 A2 2.884% 09/50	809,831
500,000	CVS CAREMARK 2.25% 12/5/18	501,448
458,000	CVS HEALTH CORP 2.8% 07/20/20	465,613
519,000	DAIMLER FIN 2.25% 3/20 144A	520,844
1,000,000	DAIMLER FIN 2.3% 2/12/21 144A	994,432
618,000	DAIMLER FIN 2.85% 1/6/22 144A	629,137
1,100,000	DAIMLER FIN NA 2.25% 9/19 144A	1,104,777
1,000,000	DAIMLER FIN NA 2.45% 5/20 144A	1,002,109
181,000	DANAHER CORP 2.4% 09/15/20	182,949
903,000	DBUBS 2011-LC2A A4 4.537% 7/44	954,438
1,042,000	DCENT 2012-A6 A6 1.67% 01/22	1,036,877
1,043,000	DCENT 2014-A4 A4 2.12% 12/21	1,044,482
1,827,000	DCENT 2015-A2 A 1.9% 10/22	1,817,733
1,000,000	DCENT 2015-A4 A4 2.19% 04/23	1,000,218
1,000,000	DCENT 2016-A1 A1 1.64% 07/21	997,564
732,000	DCENT 2016-A3 A3 1.85% 10/23	722,174
1,042,000	DCENT 2016-A4 A4 1.39% 3/22	1,029,852

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
787,000	DCENT 2017-A6 A6 1.88% 2/15/23	$780,769
1,324,000	DEUTSCHE BANK AG 2.5% 2/13/19	1,336,057
1,290,000	DEUTSCHE BANK AG 2.85% 5/10/19	1,299,396
1,030,000	DIAMOND 1 FI 3.48% 6/1/19 144A	1,045,798
384,000	DIGITAL REALTY TR 2.75% 2/1/23	384,794
500,000	DISCOVER BANK 2.6% 11/13/18	503,427
1,044,000	DISCOVER BANK 3.1% 06/20	1,058,753
184,000	DOMINION RESOURCE 2% 8/15/21	181,175
294,000	DUKE ENERGY 1.8% 9/1/21	287,693
517,000	DUKE ENERGY COR 2.1% 06/15/18	517,625
133,000	EMERA US FINANCE 2.15% 6/15/19	132,598
109,000	ENTERPRISE PRD 2.55% 10/15/19	109,918
407,000	ENTERPRISE PROD 2.85% 4/15/21	412,806
148,000	EXELON CORP 2.85% 6/15/20	149,511
460,000	EXELON CORP VAR 06/01/2022	470,069
640,000	EXPRESS SCRIPTS HLD 2.6% 11/20	640,793
1,010,000	EXXON MOBIL CORP 2.222% 3/1/21	1,015,065
792,000	EXXON MOBIL CORP 2.726% 3/1/23	804,690
93,284	FHLG 5.50% 3/34 #G01665	103,674
711,550	FHLG 5.50% 5/34 #Z40042	789,317
1,732,033	FHLG 15YR 3.50% 10/26 #G14450	1,796,813
98,756	FHLG 15YR 4.00% 4/26 #E02867	103,426
188,852	FHLG 15YR 4.00% 6/24 #G18312	196,821
149,863	FHLG 15YR 4.00% 7/24 #G13596	156,188
183,352	FHLG 15YR 4.00% 9/25 #E02787	191,334
127,354	FHLG 15YR 4.00% 9/25 #G14376	132,819
17,009	FHLG 15YR 4.50% 8/18 #E98688	17,180
7,888	FHLG 15YR 4.50% 9/18 #E99205	7,976
9,761	FHLG 15YR 4.50% 10/18 #E99833	9,869
7,022	FHLG 15YR 4.50% 11/18 #B10931	7,113
20,064	FHLG 15YR 5.00% 3/19 #G13052	20,323
34,397	FHLG 15YR 5.00% 4/20 #G13598	35,000
306	FHLG 15YR 5.50% 4/18 #G11389	308
176,446	FHLG 15YR 2.5% 06/23#G14775	177,987
82,299	FHLG 15YR 2.5% 09/22#J20415	83,038
1,813,738	FHLG 15YR 3% 05/29#J29409	1,857,136
785,313	FHLG 15YR 3.5% 08/30#G15273	814,439

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
1,046,197	FHLG 20YR 3.5% 06/32#C91456	$1,091,027
64,302	FHLG 25YR 5.50% 7/35 #G05815	71,398
121,241	FHLM AR 12M+187.9 10/42#849255	126,870
68,744	FHLM ARM 2.98% 8/41 #1B8533	72,701
37,824	FHLM ARM 3.07% 9/41 #1B8608	39,571
51,789	FHLM ARM 3.58% 4/40 #1B4702	54,514
28,130	FHLM ARM 4.199% 8/36 #848185	29,565
28,548	FHLM ARM 4.941% 11/35 #1J1228	29,385
22,620	FHLM ARM 3.224% 4/41#1B8179	23,727
25,052	FHLM ARM 3.242% 9/1/41#1B8659	26,222
29,349	FHLM ARM 3.283 6/1/41	30,780
26,447	FHLM ARM 3.464% 5/1/41#1B8304	27,786
48,016	FHLM ARM 3.53% 4/40 #1B4657	50,330
32,829	FHLM ARM 3.627% 6/1/41#1B8372	34,506
36,323	FHLM ARM 3.717% 05/41#1B8124	38,179
740,874	FHR 2015-4472 WL 3% 05/45	751,530
65,446	FHR 3415 PC 5% 12/37	70,665
941,803	FHR 4046 LA 3% 11/2026	954,137
1,348,032	FHR 4656 PA 3.5% 10/45	1,395,715
1,672,700	FHR 4683 EA 2.5% 05/47	1,670,379
557,665	FHR SER 4221 CLS GA 1.4% 7/23	549,320
1,000,000	FIFTH THIRD BAN 2.375% 4/25/19	1,007,171
500,000	FIFTH THIRD BAN 2.875% 7/27/20	511,401
645,000	FITAT 2017-1 A3 2.03% 02/22	640,913
27,540	FNMA 6.50% 7/32 #545759	31,424
9,667	FNMA 6.50% 7/32 #545762	11,027
12,170	FNMA 6.50% 7/35 #745092	13,938
17,866	FNMA 6.50% 8/36 #888034	20,366
9,625	FNMA 6.50% 12/32 #735415	10,979
1,136,000	FNMA 0.875% 08/02/19	1,121,792
2,815,000	FNMA 1% 02/26/19	2,797,491
1,846,000	FNMA 1.5% 11/30/20	1,821,121
277,567	FNMA 10YR 2.5% 05/23 #MA1431	279,944
123,667	FNMA 10YR 2.5% 10/22#AB6544	124,690
102,681	FNMA 10YR 2.5% 10/22#AB6730	103,542
157,913	FNMA 15YR 3.50% 1/26 #AL1168	163,856
691,454	FNMA 15YR 3.50% 3/27 #AL1746	717,694

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
429,253	FNMA 15YR 3.50% 5/27 #AL1741	$445,341
156,327	FNMA 15YR 3.50% 5/27 #AL1751	162,137
2,861,803	FNMA 15YR 3% 09/31#AL8853	2,930,948
275,045	FNMA 15YR 3.5% 01/27 #AX1909	285,268
60,265	FNMA 15YR 3.5% 07/26#AI7819	62,505
603,782	FNMA 15YR 3.5% 09/29#AL5878	629,336
249,075	FNMA 15YR 3.5% 10/29#AL5851	259,617
391,657	FNMA 15YR 4.5% 11/25#AL8242	412,111
311,573	FNMA 20YR 2.5% 01/33#AL2974	311,881
354,216	FNMA 20YR 2.5% 01/33#AL2975	355,010
208,221	FNMA 20YR 2.5% 01/33#AL2976	208,687
251,807	FNMA 20YR 2.5% 01/33#AL2982	252,371
512,585	FNMA 5.50% 11/34 #310105	569,803
97,369	FNMA 6.50% 12/35 #AD0723	111,044
81,234	FNMA 6.50% 8/36 #888544	92,785
66,903	FNMA 6.50% 8/36 #AE0746	76,390
25,602	FNMA ARM 2.61% 4/35 #995609	26,916
13,268	FNMA ARM 3.01% 8/41 #AI4358	13,851
48,508	FNMA ARM 3.37% 9/41 #AI8935	50,987
52,632	FNMA ARM 3.47% 3/40 #AD0820	55,479
64,980	FNMA ARM 3.60% 3/40 #AD1555	68,360
56,270	FNMA ARM 4.21% 5/35 #889946	59,077
70,901	FNMA ARM 4.30% 2/35 #995017	74,206
46,200	FNMA ARM 4.53% 12/34 #802852	49,005
53,286	FNMA ARM 4.68% 11/34 #735011	54,889
44,484	FNMA ARM 06/42#AO2244	46,041
26,086	FNMA ARM 09/41#AI9813	27,513
12,426	FNMA ARM 10/41#AJ3399	12,997
62,402	FNMA ARM 11/36 #995606	65,123
11,302	FNMA ARM 11/40#AE6806	11,851
122,789	FNMA ARM 12/33#AD0066	127,636
77,538	FNMA ARM 3.20% 1/40 #AC0599	81,522
33,280	FNMA ARM 3.228% 7/41#AI3469	34,879
21,439	FNMA ARM 3.365% 10/41#AI6819	22,221
43,011	FNMA ARM 3.545% 07/41#AI6050	45,521
270,350	FNMA ARM 4.198% 11/34 #841068	286,367
354,457	FNMA ARM 4.55% 10/35 #995415	371,400

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
80,424	FNMA ARM 7/35 #995414	$85,133
566,186	FNR 2011-26 PA 4.5% 04/41	601,162
1,604,429	FNR 2013-16 GP 3% 03/33	1,632,310
902,081	FNR 2014-83 P 3% 06/43	911,834
1,273,504	FNR 2015-28 JE 3% 05/45	1,291,679
1,874,100	FNR 2015-28 P 2.5% 5/45	1,860,018
717,959	FNR 2015-32 PA 3% 4/44	726,096
1,110,572	FNR 2015-42 LE 3% 06/45	1,126,692
797,554	FNR 2015-49 LE 3% 07/45	808,444
991,471	FNR 2015-54 GA 2.5% 07/45	988,951
1,671,344	FNR 2016-100 P 3.5% 11/44	1,727,450
1,088,602	FNR 2016-105 PA 3.5% 4/45	1,124,990
845,911	FNR 2016-19 AH 3% 04/46	857,780
2,121,680	FNR 2016-26 CG 3% 05/46	2,150,619
1,109,371	FNR 2016-27 HK 3% 01/41	1,123,944
554,728	FNR 2016-27 KG 3% 01/40	561,830
2,133,675	FNR 2016-34 GH 3% 06/46	2,163,904
2,239,657	FNR 2016-37 BK 3% 06/46	2,270,289
1,737,344	FNR 2017-11 HA 3.5% 12/45	1,798,970
1,917,087	FNR 2017-20 AP 3.5% 03/45	1,981,528
1,674,732	FNR 2017-74 PA 3.5% 11/45	1,725,727
1,232,346	FNR 2017-97 P 3% 01/47	1,247,065
1,385,000	FORD CRD 16-1 A 2.31% 08/27	1,381,831
500,000	FORD MTR CR CO 2.681% 01/09/20	507,584
445,000	FORD MTR CR LLC 3.339% 3/28/22	453,938
968,000	FORDF 2016-1 A1 1.76% 02/21	965,504
988,000	FORDF 2016-3 A1 1.55% 07/21	979,808
1,042,000	FORDF 2017-2 A1 2.37% 09/22	1,039,109
736,000	FORDO 16-B A3 1.33% 10/20	732,982
411,623	FORDO 2015-C A3 1.41% 02/20	411,131
865,836	FORDO 2016-A A3 2.01% 07/20	863,527
925,000	FORDO 2017-A A3 1.67% 6/21	919,855
565,000	FORDR 2014-2 A 2.31% 04/26	566,413
538,000	FORDR 2015-2 A 2.44% 01/27	540,638
520,000	FORDR 2017-1 A 2.62% 8/28	520,916
370,000	FORTIVE CORP 2.35% 06/15/21	367,112
1,106,000	GENERAL ELEC CO 3.375% 3/11/24	1,150,779

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
739,000	GENERAL MTRS FIN 2.65% 4/13/20	$743,355
770,000	GFORT 16-1 A1 1.86% 05/21	768,344
825,000	GFORT 17-1 A1 2.22% 1/22 144A	823,680
219,910	GMALT 2015-2 A3 1.68% 12/18	219,981
529,000	GOLDMAN SACHS 2.625% 04/25/21	531,127
2,260,000	GOLDMAN SACHS GRP 2.625% 1/19	2,294,493
878,000	GOLDMAN SACHS GRP 2.75 9/15/20	889,437
389,000	GSINC 5.25% 7/27/21	430,289
138,000	GSMS 14-GC18 AAB 3.648% 01/47	143,203
160,000	GSMS 14-GC20 AAB 3.655% 04/47	165,704
354,000	GSMS 15-GC32 AAB 3.513% 7/48	366,928
549,923	GSMS 2012-GC6 A3 3.482% 01/45	567,380
813,263	GSMS 2012-GCJ9 A3 2.773% 11/45	816,753
212,000	GSMS 2013-GC10 A4 2.681% 02/46	211,892
1,066,000	GSMS 2013-GC10 A5 2.943% 02/46	1,077,321
355,000	GSMS 2015-GC28 AAB 3.206% 2/48	363,502
502,250	HAROT 2015-4 A3 1.23% 09/23/19	500,635
420,105	HAROT 2016-2 A3 1.39% 4/20	418,978
922,000	HAROT 2017-1 A3 1.72% 07/21	916,461
545,185	HART 2015-C A3 1.46% 02/20	544,423
347,000	HART 2016-A A3 1.56% 09/20	346,230
1,037,000	HART 2016-B A3 1.29% 4/21	1,026,577
1,300,000	HEWLETT PACKAR STEP 10/05/18	1,315,109
550,000	HFMOT 2016-1A A2 1.81% 03/21	548,789
1,030,000	HSBC HOLDINGS 2.95% 5/25/21	1,040,015
750,000	HSBC USA INC NE 1.7% 03/05/18	753,880
513,000	HUNT AUTO 16-1 A3 1.57% 11/20	511,256
750,000	HUNTINGTN BCSHRS 2.3% 1/14/22	745,839
510,000	HYUNDAI CAP AM 2.6% 3/20 144A	509,571
950,000	HYUNDAI CAP AME 2.55 2/19 144A	958,022
145,000	INGERSOLL-RND LX 2.625% 5/1/20	145,586
668,000	INTERCONT EXCH 2.75% 12/01/20	677,447
654,000	ITC HLDGS CORP 2.7% 11/22 144A	655,032
971,000	JAPAN BANK INTL 1.5% 7/21/21	942,823
443,000	JPMBB 14-C22 ASB 3.5036% 09/47*	458,118
508,000	JPMBB 15-C29 A2 2.8596% 05/48*	514,308
983,000	JPMC CO 2.2% 10/22/19*	986,105

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
928,000	JPMC CO 2.35% 01/28/19*	$939,030
500,000	JPMC CO 2.55% 10/29/20*	503,630
915,000	JPMCC 13-C10 A5 3.1425% 12/47*	934,796
607,000	JPMCC 16-JP4 A2 2.9343% 12/49*	615,632
378,228	JPMCC 2012-C6 A3 3.5074 5/45*	391,377
600,163	JPMCC 2012-C8 A3 2.8291% 10/45*	604,543
561,000	JPMCC 2015-JP1 A2 3.1438% 1/49*	571,636
1,540,000	JPMORGAN CHASE & CO 2.75% 6/20*	1,554,291
790,000	JPMORGAN CHASE &CO2.25%1/23/20*	797,230
500,000	KEY BANK NA 2.35% 3/8/19	504,568
413,000	KEY BANK NA 2.5% 12/15/19	414,626
970,000	KEYCORP MTN 2.3% 12/13/18	972,563
379,000	KINDER MORGAN IC 3.05% 12/1/19	383,240
672,000	LOCKHEED MARTIN 2.5% 11/23/20	678,017
630,000	MANU&TRD NT PRG 2.3% 1/30/19	636,561
525,000	MANUFACT &TRADE 2.5% 5/18/22	524,242
450,000	MANUFCTRS & TRDR 2.1% 02/06/20	452,296
780,000	MARSH & MCLENN 2.35% 03/06/20	785,368
1,000,000	MASSMUTUAL 2.45% 11/23/20 144A	1,003,931
1,000,000	MASSMUTUL GLBL 2.5% 4/22 144A	998,696
993,000	MBART 2016-1 A3 1.26% 02/21	986,711
98,000	MCDONALDS CORP 2.75% 12/20	99,174
642,000	MCDONALDS MTN 2.625% 1/15/22	651,017
863,000	MCKESSON CO 2.284% 03/15/2019	868,903
1,060,000	MEDTRONIC INC 2.5% 3/15/20	1,074,015
1,000,000	MET LIFE GLBL FDG 2% 4/20 144A	996,560
750,000	MET LIFE GLOB 2.65% 4/22 144A	754,359
715,000	MIDAMERICAN ENERGY 2% 11/18	717,381
530,000	MITSUBISHI 2.45% 10/16/19 144A	533,485
1,010,000	MITSUBISHI UFJ FI 2.95% 3/1/21	1,029,055
525,000	MITSUBISHI UFJ FIN 2.998% 2/22	533,913
640,000	MIZUHO BK LTD 2.45 4/19 144A	643,685
500,000	MIZUHO BNK LTD 2.65% 9/19 144A	505,848
716,000	MIZUHO FINL 2.273% 9/13/21	707,740
510,000	MIZUHO FINL 2.632% 04/21 144A	511,458
500,000	MIZUHO FINL GROUP 2.953% 2/22	506,180
129,000	MOODYS CORP 2.75% 12/15/21	129,305

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
1,030,000	MORGAN STANLEY 2.375% 7/23/19	$1,041,795
1,955,000	MORGAN STANLEY 2.5% 01/24/19	1,981,164
1,000,000	MORGAN STANLEY 2.5% 04/21/21	1,003,091
800,000	MORGAN STANLEY 2.65% 01/27/20	812,637
750,000	MORGAN STANLEY 2.75% 05/19/22	749,560
238,000	MSBAM 15-C22 ASB 3.04% 4/15/48	242,031
1,141,000	MSBAM 2012-C6 A4 2.858% 11/45	1,148,817
279,000	MSBAM 2013-C11 A4 CSTR 8/46	298,383
749,000	MSBAM 2013-C7 A4 2.918% 2/46	757,142
858,000	MSBAM 2013-C8 A4 3.134% 12/48	875,232
936,596	MSBAM 2014-C14 A2 2.916% 2/47	945,611
579,000	MSBAM 2014-C16 ASB 3.477% 6/47	597,238
721,000	MSBAM 2014-C17 ASB 3.477% 8/47	743,892
142,000	MSBAM 2015-C21 ASB 3.15% 03/48	144,800
422,000	MSC 2011-C2 A4 4.661% 06/44	448,623
515,000	MUFG AMERICAS HLD 2.25% 02/20	516,713
592,000	NAROT 2016-B A3 1.32% 01/15/21	588,254
932,000	NAROT 2016-C A3 1.18% 01/21	922,896
1,043,000	NAROT 2017-A A3 1.74% 08/21	1,037,462
129,876	NEF 2005-1 A5 4.74% 10/45	129,355
1,310,000	NEW YORK LIFE 1.95% 2/20 144A	1,311,358
200,000	NEXTERA ENERGY 1.649% 9/1/18	200,520
559,000	NMOTR 2016-A A2 1.54% 06/21	554,664
940,000	NORDEA BK AB 2.375% 4/4/19 144	947,517
280,000	NYC TFA (PIT) 2.05% 08/01/23	273,096
255,000	NYC TFA (PIT) 2.85% 02/01/24	258,459
645,000	NYS UDC 2.67% 03/15/23	647,755
1,140,000	NYS UDC 2.7% 03/15/23	1,138,404
750,000	ONTARIO PROVINCE 1.25% 06/19	741,087
1,000,000	ORACLE CORP 1.9% 09/15/21	989,706
93,000	PG&E CORP 2.4% 03/01/19	93,793
1,599,000	PHILIP MORRIS INTL 1.875% 2/21	1,580,110
650,000	PHILIP MORS INT 1.875% 1/15/19	654,363
1,000,000	PNC BANK NA 2.15% 4/29/21	994,711
530,000	PNC BANK NA 2.4% 10/18/19	533,305
500,000	PNC BANK NA 2.55% 12/09/21	500,471
780,000	PRICOA GLBL 2.45% 9/21/22 144A	778,199

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
1,070,000	PRINCIPAL FDG 2.375% 9/19 144A	$1,079,599
500,000	PROTECTIVE LF 2.161% 9/20 144A	497,383
1,000,000	PROTECTVE LFE 2.615% 8/22 144A	994,957
692,000	PRUDENTIAL MTN 3.5% 05/15/24	721,714
717,000	PUBLIC SERVICE ELE 2.65% 11/22	713,497
354,000	PUBLIC SVC ENT 2% 11/15/21	346,456
1,000,000	QUEBEC PROVINCE 2.375% 1/31/22	1,006,232
400,000	REGIONS FINL CORP 2.75% 8/22	402,875
750,000	REGIONS FINL CORP 3.2% 2/8/21	772,562
566,000	REYNOLDS AMERICAN 3.25% 6/20	576,044
349,000	REYNOLDS AMERICAN 4% 6/12/22	365,337
1,000,000	ROPER TECHNOLOGIES 3% 12/15/20	1,013,159
780,000	ROPER TECHNOLOGS 2.8% 12/15/21	782,258
1,500,000	ROYAL BANK OF CANA 2.15% 10/20	1,496,028
700,000	ROYAL BK CAN GL 2.35% 10/30/20	702,574
1,250,000	ROYAL BK OF CAN 2.125% 3/2/20	1,254,956
313,000	S&P GLOBAL INC 2.5% 8/18	316,859
252,000	SELECT INCOME REIT 2.85% 02/18	254,993
656,000	SEMPRA ENERGY 2.4% 3/15/20	660,220
397,000	SEMPRA ENERGY 2.85% 11/15/20	401,961
750,000	SHELL INTL 2.25% 11/10/20	752,133
771,000	SHELL INTL FIN BV 2.125% 05/20	771,624
1,250,000	SHIRE ACQ INV IRE 2.4% 9/23/21	1,238,360
208,000	SIMON PROP GRP 2.35% 1/30/22	208,052
860,000	SIMON PROPERTY 2.75% 06/01/23	858,561
1,250,000	SOUTHERN COMPANY 2.35% 7/1/21	1,257,144
362,000	SOUTHERN PWR CO 2.375% 6/1/20	361,897
1,027,000	SRT 2017-A A3 2.58% 01/21	1,024,822
907,000	SSTRT 17-1A A3 1.89% 8/20	904,683
623,000	SSTRT 17-2A A3 2.04% 4/21 144A	619,399
575,000	SSTRT 2016-1A A3 1.524% 03/20	572,849
500,000	SUMITOMO BKG 2.45% 01/16/20	505,747
630,000	SUMITOMO BKG 2.45% 1/10/19	638,708
657,000	SUMITOMO MITSUI 2.934% 3/9/21	669,156
750,000	SUNTRUST BANKS INC 2.9% 3/3/21	765,457
188,000	SYNCHRONY FIN 3% 8/15/19	191,420
1,215,000	SYNCHRONY FINANCL 2.6% 1/15/19	1,231,792

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
1,014,000	SYNCT 2015-1 A 2.37% 03/23	$1,018,201
454,271	TAOT 2016-B A3 1.3% 04/20	452,828
592,000	TAOT 2016-C A3 1.14% 08/20	588,308
251,000	THERMO FISHER 2.15% 12/14/18	251,583
115,000	THERMO FISHER 2.4% 02/01/19	116,422
453,000	TIAA AST MG 2.95% 11/1/19 144A	459,506
1,020,000	TORONTO DOM BANK 2.125% 4/7/21	1,015,246
530,000	TORONTO DOM BK 2.125% 7/02/19	535,489
1,900,000	TOTAL CAP INTL 2.125% 01/10/19	1,920,954
1,000,000	TOYOTA MOTOR CORP 2.6% 1/11/22	1,017,533
1,050,000	TRANSCANADA 2.125% 11/15/19	1,048,996
987,000	TRANSCANADA PIP 2.5% 8/1/22	990,879
132,000	TYCO ELECTR GR 2.375% 12/17/18	132,418
1,000,000	UBS AG LON 2.45% 12/01/20 144A	999,096
538,000	UBSBB 2012-C2 A4 3.525 5/63	557,235
410,000	UNITED HEALTH 2.7% 7/15/20	419,817
750,000	UNITEDHEALTH GP 2.125% 3/15/21	749,103
1,000,000	USAA CAPITAL 2% 6/1/21 144A	982,530
358,000	USAOT 2017-1 A3 1.79% 05/21	356,185
3,000,000	UST NOTE 1.875% 03/31/22	2,980,349
30,000,000	UST NOTES 1.625% 07/31/20	29,969,971
10,392,000	USTN 0.75% 07/15/19	10,252,235
8,971,000	USTN 1.25% 10/31/21	8,709,507
12,000,000	USTN 1.375% 01/31/21	11,839,427
21,225,000	USTN 1.375% 03/31/20	21,048,660
2,518,000	USTN 1.375% 04/30/20	2,492,451
26,310,000	USTN 1.5% 05/15/20	26,106,363
2,534,000	USTN 1.5% 4/15/20	2,518,281
18,000,000	USTN 1.625% 08/31/22	17,650,667
4,000,000	USTN 1.75% 06/30/22	3,927,457
12,000,000	USTN 1.75% 12/31/20	11,916,832
20,000,000	USTN 2.25% 03/31/21	20,246,189
502,000	VERIZON COM 2.946% 03/15/22	509,352
658,000	VERIZON COMM 1.75% 8/15/21	644,610
500,000	VERIZON COMMS INC 3% 11/21	508,038
819,000	VERIZON COMMUNS 2.625% 2/21/20	833,635
700,000	VOLKSWAGEN 2.125% 11/18 144A	701,105

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
513,000	VOLKSWAGEN GRP 2.4% 5/20 144A	$512,804
927,000	VZOT 16-1A A 1.42% 01/21	921,313
603,000	VZOT 17-2A A 1.92% 12/21	599,353
1,051,000	VZOT 2016-2A A 1.68% 5/21	1,044,350
1,050,000	VZOT 2017-3A A1A 2.06% 04/22	1,045,274
520,000	WASHINGTON PG 3.85% 4/1/20	526,392
530,000	WELLPOINT INC 2.25% 8/15/19	533,460
1,000,000	WELLS FARGO & CO 2.15% 1/15/19*	1,011,454
1,000,000	WELLS FARGO & CO MTN 2.6% 7/20*	1,017,574
1,000,000	WESTPAC BANKING 1.6% 08/19/19	995,377
1,050,000	WESTPAC BANKING 2.8% 1/11/22	1,071,189
1,163,117	WFCM 2012-LC5 A3 2.918% 10/45*	1,175,099
415,562	WFCM 2012-LC5 ASB 2.528% 10/45*	417,562
286,758	WFCM 2013-LC12 A1 1.676% 7/46*	286,823
590,000	WFCM 2015-C27 ASB 3.278% 2/48*	604,825
580,000	WFCM 2016-C34 A2 2.603% 06/49*	580,946
196,000	WFCM 2016-C35 A2 2.495% 07/48*	195,542
428,000	WFCM 2016-C37 A2 3.103% 12/49*	435,393
312,248	WFCM 2016-LC25 1.795% 12/15/59*	309,186
108,000	WFRBS 13-C12 ASB 2.838% 03/48*	109,075
228,000	WFRBS 13-C16 ASB 3.963% 09/46*	237,744
281,000	WFRBS 14-C20 ASB 3.638% 05/47*	291,474
332,000	WFRBS 14-C23 ASB 3.636% 10/57*	345,764
694,000	WFRBS 2011-C3 A4 4.375% 3/44*	729,766
445,000	WFRBS 2012-C7 A2 3.431% 6/45*	458,270
42	WFRBS 2012-C8 A2 1.881% 8/45*	42
625,000	WFRBS 2012-C9 A3 2.87% 11/45*	630,672
267,446	WFRBS 2012-C9 ASB 2.445% 11/45*	268,327
1,133,000	WFRBS 2013-C11 A5 3.071% 03/45*	1,152,408
274,000	WFRBS 2013-C12 A4 3.198% 3/48*	280,296
208,619	WFRBS 2013-C14 A2 2.133% 6/46/*	208,978
342,000	WFRBS 2013-C14 A5 3.337% 6/46/*	352,109
292,000	WISCONSIN ENERGY 2.45% 6/15/20	292,864
762,000	WOART 2016-A A3 1.77% 09/21	760,209
212,121	WOLS 2015-A A3 1.54% 10/18	212,229
281,000	XCEL ENERGY INC 2.4% 03/15/21	281,099
782,000	XEROX CORP 2.75% 03/15/19	788,326

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
141,000	ZOETIS INC 3.45% 11/13/20	$144,968
	Total Wrap Rebid Value	40,217

	Total Synthetic Investment Contracts	$509,785,475

	Mutual Funds
	Fidelity BrokerageLink*	$225,610,828
5,501,910	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund*	127,754,352
60,807	Fidelity Investments Money Market Government Portfolio*	60,807
691,845	PIMCO Priv ABS Sector Fund (732)*	8,731,082
132,846	PIMCO Short Term Floating NAV Portfolio II*	1,329,388

	Total Mutual Funds	$363,486,457

	U.S. Government Agency Securities
	United States Treasury Notes
2,200,000	UST NOTE 1.875% 03/31/22	$2,174,992
7,000,000	UST NOTE 2.25% 02/15/27	6,906,050
6,300,000	USTN 1.5% 08/15/26	5,859,733
4,000,000	USTN 1.875% 04/30/22	3,951,848
3,200,000	USTN 2% 06/30/24	3,138,025
3,600,000	USTN 2.125% 09/30/21	3,602,016
12,700,000	USTN 2.25% 04/30/21	12,783,425
8,400,000	USTN 2.25% 08/15/27	8,279,261
7,600,000	USTN 2.25% 11/15/24	7,558,986
6,500,000	USTN 2.375% 05/15/27	6,479,478
5,800,000	USTN 2.375% 8/15/24	5,817,224
1,100,000	USTN 2.5% 05/15/24	1,112,169
1,800,000	USTN 2.75% 02/15/24	1,846,853
200,000	USTN TII 0.75% 2/15/45	211,129
200,000	USTN TII 1% 2/15/46	223,022
500,000	USTN TII 1.375% 02/15/44	612,566
2,850,000	USTN TII 2.5% 1/15/29	3,977,464
100,000	USTN TII 3.875% 4/15/29	204,888

	Total United States Treasury Notes	$74,739,129

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	United States Treasury Bonds
1,500,000	USTB 2.25% 8/15/46	$1,351,535
600,000	USTB 2.5% 2/15/46	570,314
5,200,000	USTB 2.75% 08/15/47	5,200,656
200,000	USTB 2.75% 8/15/42	201,178
5,900,000	USTB 2.750% 11/15/42	5,931,028
600,000	USTB 2.875% 5/15/43	616,289
6,100,000	USTB 2.875% 8/15/45	6,248,968
800,000	USTB 3% 11/15/44	839,373
4,900,000	USTB 3% 5/15/42	5,152,114
6,000,000	USTB 3.125% 8/15/44	6,441,936
500,000	USTB 3.625% 08/15/43	582,958
300,000	USTB 4.375% 5/15/40	386,463

	Total United States Treasury Bonds	$33,522,812

	Federal Agency Obligations
	Federal Home Loan Mortgage Corporation
386,459	FHLG 5.00% 3/38 #A74793	$420,265
31,258	FHLG 5.50% 11/35 #A39302	34,753
109,265	FHLG 5.50% 12/38 #G06172	119,466
289,131	FHLG 6.00% 6/38 #G04715	325,723
514,748	FHLG 6.00% 11/39 #G06409	579,973
53,019	FHLG 6.50% 9/39 #G06669	60,954
3,000,000	FHLG 30YR 3.5% 02/48 #TBA	3,076,676
9,200,000	FHLG 30YR 4% 02/48 #TBA	9,610,242
23,876	FHLM ARM 5.65% 9/37 #1G3704	24,393
19,081	FHLM ARM 5.84% 2/37 #1N1447	19,765
41,233	FHLM ARM 5.95% 5/37 #1N1582	42,356
45,700	FHLM ARM 6.03% 5/37 #1N1463	47,131
70,360	FHLM ARM 4.433% 7/35 #1B3925	73,240

	Total Federal Home Loan Mortgage Corporation	$14,434,937

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	Federal National Mortgage Association
622,208	FNMA 4.50% 4/41 #AL0215	$667,420
74,931	FNMA 4.50% 9/41 #AB3517	80,352
54,291	FNMA 5.50% 8/38 #995072	60,312
21,589	FNMA 6.00% 5/35 #821192	24,445
6,737	FNMA 6.00% 9/37 #952504	7,600
7,904	FNMA 6.00% 10/35 #745000	8,939
6,660	FNMA 6.50% 1/37 #897910	7,620
27,158	FNMA 6.50% 5/36 #895817	31,022
15,964	FNMA 6.50% 8/36 #745744	18,203
10,439	FNMA 6.50% 9/36 #897131	11,907
193,220	FNMA 6.50% 10/41 #AL0814	220,690
236,403	FNMA 6.50% 10/41 #AL0886	268,964
126,861	FNMA 6.50% 10/41 #AL0885	144,720
13,300,000	FNMA 30YR 3% 02/48 #TBA	13,286,542
3,315,542	FNMA 30YR 3% 05/43#AR8293	3,334,851
13,000,000	FNMA 30YR 3.5% 02/48 #TBA	13,331,245
28,200,000	FNMA 30YR 3.5% 03/48 #TBA	28,872,280
11,163	FNMA 30YR 4% 02/34#763516	11,766
24,000,000	FNMA 30YR 4% 02/48 #TBA	25,070,196
7,000,000	FNMA 30YR 4.5% 02/48 #TBA	7,438,922
146,678	FNMA ARM 5.51% 2/37 #913990	149,819
1,205,990	FNMA ARM 2.463% 01/36#AL7183	1,272,393
3,374	FNR 11-15 AB 9.75% 8/19	3,445
46,527	FNR 2004-38 FK 1ML+35 5/34	46,586
11,844	FNR 2010-110 AE 9.75% 11/18	12,109
92,329	FNR 2010-118 YB IO INV 10/40	15,853
118,170	FNR 2011-63 SW IO INV 7/41	22,271
791,460	FNR 2016-62 AF 1ML+45 9/46	793,664
60,068	FNS 390 C3 IO 6% 7/38	12,661
35,191	FNS 407 40 0 1/38	7,576
69,431	FNS 407 41 IO 6% 1/38	15,329
8,874	FNS 407 C22 IO 1/39	1,766

	Total Federal National Mortgage Association	$95,251,468

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	Freddie Mac
3,305,133	FHMS K006 AX1 CSTR 1/20	$54,780
820,066	FHMS K007 X1 CSTR 4/20	16,129
920,200	FHMS K008 X1 CSTR 6/25/20	28,377
890,260	FHMS K009 X1 CSTR 8/20	25,340
3,974,157	FHMS K014 X1 IO CSTR 4/21	131,522
229,637	FHMS K702 X1 CSTR 2/18	163
2,225,940	FHMS K703 X1 CSTR 5/18	7,462
1,387,334	FHMS KAIV X1 CSTR 6/46	47,007
58,001	FHR 3738 BP 4% 12/38	59,639

	Total Freddie Mac	$370,419

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	Government National Mortgage Association
34,637	GNII 5.00% 9/40 #004802	$37,693
16,223	GNII II 5.00% 7/40 #004747	17,654
173,812	GNII II 5.00% 8/40 #004772	188,066
72,570	GNII II 6.50% 10/37 #004040	84,228
1,000,000	GNII II 3.5% 02/48 #TBA	1,033,034
2,000,000	GNII II 4% 02/48 #TBA	2,084,731
400,000	GNII II 4.5% 02/48 #TBA	419,631
2,000,000	GNMA 30YR 3% 01/48 #TBA	2,018,264
1,000,000	GNMA 30YR 3.5% 02/48 #TBA	1,033,620
1,000,000	GNMA 30YR 4% 02/48 #TBA	1,043,967
65,020	GNMA II 5.00% 7/40 #783050	70,576
1,000,000	GNMA II 3.5% 01/47 #TBA	1,034,245
16,706	GNR 10-116 JS -1ML+605 12/39	1,446
40,905	GNR 11-70 BS -1ML+670 IO 12/36	1,981
3,533,939	GNR 15-H12 FB 1ML+60 05/65	3,533,870
349,379	GNR 16-H19 FE 1ML+.37 6/20/61	349,443
41,898	GNR 2005-13 SD -1ML+680 2/35	7,418
8,096	GNR 2005-81 SD -1ML+630 12/34	125
158,241	GNR 2006-47 SA 1ML+680 8/36	28,335
162,036	GNR 2009-106 SU IO INV 5/37	26,040
28,993	GNR 2009-45 AI IO 1ML+596 4/39	3,353
104,949	GNR 2009-61 SA 1ML+670 8/39	17,805
142,514	GNR 2009-61 WQ 1ML+625 11/35	24,844
23,269	GNR 2009-68 SL 1ML+675 4/39	2,487
973,208	GNR 2009-HO1 FA 1.4% 11/59	983,507
7,420	GNR 2010-107 SG -1ML+615 2/38	82
37,067	GNR 2010-109 SB -1ML+660 8/40	6,580
190,506	GNR 2010-115 SP -1ML+540 9/40	23,935
250,860	GNR 2010-117 PS 1ML+600 10/39	21,813
237,769	GNR 2010-14 SC -1ML+480 8/35	23,598
68,276	GNR 2010-146 GS IO ML+610 6/39	4,490
87,022	GNR 2010-147 S -1ML+665 11/40	15,903
96,853	GNR 2010-151 SM -1ML+608 11/40	16,017
91,994	GNR 2010-151SA IO ML+605 11/40	14,161
64,426	GNR 2010-160 SW 1ML+655 10/38	3,626
33,720	GNR 2010-3 MS IO 1ML+655 11/38	1,793

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
28,479	GNR 2010-31 GS 1ML+650 3/39	$1,685
2,633	GNR 2010-39 SP -1ML+655 11/38	45
30,786	GNR 2010-42 BS -1ML+648 4/40	5,154
30,786	GNR 2010-47 AS -1ML+644 4/40	5,097
70,840	GNR 2010-47 VS -1ML+625 11/37	10,304
153,506	GNR 2010-50 QS 1ML+655 12/38	9,614
99,259	GNR 2010-57 QS -1ML+650 5/40	16,761
163,690	GNR 2010-60 S -1ML+650 5/40	27,697
169,649	GNR 2010-62 SB -1ML+575 5/40	22,710
130,657	GNR 2010-68 SD -1ML+658 6/40	23,066
32,500	GNR 2010-76 SH -1ML+650 5/40	5,434
40,492	GNR 2010-85 HS IO 1ML+665 1/40	4,577
30,990	GNR 2010-85 JS -1ML+657 4/40	5,275
116,169	GNR 2010-87 SK IML+650 7/40	20,316
467,682	GNR 2010-H010 FC 1ML+100 5/60	473,692
960,752	GNR 2010-H20 AF 1ML+33 10/60	955,889
873,980	GNR 2010-H24 FA 1ML+35 10/60	869,869
268,664	GNR 2011-11 SA -1ML+600 1/41	39,879
20,829	GNR 2011-32 S IO -1ML+600 3/41	3,029
67,704	GNR 2011-4 PS -1ML+618 9/40	9,315
28,084	GNR 2011-40 SA -1ML+613 2/36	413
124,710	GNR 2011-81 SA -1ML+540 6/41	16,256
265,357	GNR 2011-H09 AF IML+50 3/61	265,369
693,772	GNR 2016-H18 FA 1ML+75 08/66	698,918
963,958	GNR 2016-H20 PT VAR 09/20/66	1,060,690
852,806	GNR 2016-H23 FD 1ML+37 10/66	853,163

	Total Government National Mortgage Association	$19,582,578

	Total U.S. Government and Agency Securities	$237,901,343

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	Other Fixed Income Securities
80,371	ACCR 2003-3 A1 5.21% 12/33	$82,342
462,677	ACE 2006-SL3 A1 1ML+10 6/36	53,785
300,000	ACRE 10-ARTA A2FX 4.9543% 1/29	320,676
330,926	AHM 2005-4 1A1 1ML+29 3/35	328,204
800,000	ALEXANDRIA REAL EST 3.9% 6/23	826,667
100,000	ALLY FINL INC 3.25% 02/13/2018	100,050
200,000	ALLY FINL INC 3.6% 05/21/2018	200,600
1,400,000	ALLYA 2017-4 A2 1.59% 04/20	1,395,992
100,000	ALLYA 2017-5 A2 1.81% 06/20	99,872
192,537	ARC 2004-1 A5 1ML+50 10/34	193,079
900,000	AT&T INC 3.4% 05/15/25	884,625
2,100,000	AT&T INC FRN 3ML+95 7/21	2,128,778
800,000	BACCT 2015-A2 A 1.36% 09/20	799,136
162,943	BALTA 2004-9 3A1 CSTR 9/34	158,538
162,307	BALTA 2005-2 2A4 CSTR 4/35	160,309
700,000	BANK NOVA SCOTIA BA 0% 1/03/18	556,352
200,000	BANK NOVA SCOTIA BA 0% 1/08/18	159,015
1,300,000	BANK OF AMERICA 4.125% 1/24	1,382,349
100,000	BANK OF MONTREAL BA 0% 1/17/18	79,479
200,000	BANK OF MONTREAL BA 0% 1/19/18	158,947
1,000,000	BANKAMER 4.1% 07/24/23	1,061,791
200,000	BARCLAYS 3.2% 08/10/21	201,076
1,250,000	BARCLAYS BANK YCD 1.94% 9/4/18	1,250,105
1,500,000	BARCLAYS BK NY 3ML+47 05/17/18	1,501,689
800,000	BARCLAYS PLC 8%/VAR PERP	1,103,862
700,000	BARCLAYS PLC FRN 3ML+0 8/10/21	732,414
1,700,000	BBCCR 15-GTP A 3.966% 08/33 14	1,729,130
524,279	BFAT 2007-SR1A M2 1ML+90 3/37	490,397
1,100,000	BMONT BA 0% 1/02/18	874,251
400,000	BMONT BA 0% 1/08/18	317,919
500,000	BMONT BA 0% 1/15/18	397,399
25,800,000	BRAZIL LETRAS TES NAC0% 4/1/18	7,655,517
193,049	BSABS 2005-AQ2 A3 1ML+36 9/35	193,105
191,769	BSABS 2005-CL1 A1 1ML+50 9/34	184,404
213,471	BSARM 2004-10 12A3 CSTR 1/35	215,485
1,200,000	BSP 2015-VIIA A1AR 3ML+78 7/27	1,199,396

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
250,000	CA ST 7.3% 10/01/39	$372,965
400,000	CAVY 2014-4A AR 3ML+85 10/26	399,800
300,000	CC HOLDINGS 3.849% 4/15/23	309,461
1,000,000	CCO LLC/CAPITAL 4.464% 7/23/22	1,043,222
900,000	CHAIT 2017-A1 A 1ML+100 1/22	903,203
800,000	CHICAGO IL 7.75% 01/01/42	888,552
100,000	CITIGROUP IN 3ML+143 9/1/23	102,932
1,000,000	CITIGROUP INC 2.35% 08/02/21	988,996
500,000	CITIGROUP INC 2.7% 03/30/21	501,471
800,000	CITIGROUP INC 3ML+93 6/7/19	806,304
600,000	COMET 2016-A1 A1 1ML+45 02/22	602,841
1,000,000	COMM 16-COR1 ASB 2.972% 10/49	1,003,961
130,000	COMMNWLTH BNK AUST 5 10/19 144	135,976
400,000	CREDIT AGRICOLE 8.125% 9/33 RGS	415,140
800,000	CREDIT SUISSE 2.75% 03/26/20	803,072
600,000	CREDIT SUISSE 3.125% 12/20	607,587
800,000	CREDIT SUISSE 3.8% 6/9/23	824,912
292,119	CVS CAREMARK 6.943% 1/10/30	341,548
626,981	CWALT 05-36 2A1A 1ML+31 8/35	531,770
239,022	CWALT 2005-36 3A1 CSTR 8/35	201,203
80,621	CWALT 2005-61 1A1 1ML+26 12/35	77,721
59,311	CWALT 2006-OA1 2A1 1ML+21 3/46	50,355
53,218	CWHL 2004-23 A CSTR 11/34	46,382
170,833	CWHL 2006-HYB3 2A1A CSTR 6/36	161,522
1,900,000	DCENT 14-A1 A1 1ML+43 07/21	1,906,497
101,214	DELTA AIR 6.821% 2/10/24	115,131
1,000,000	DEPOSITORY 4.875/VAR PERP 144A	1,040,000
900,000	DEUTSCHE BANK AG 4.25% 10/21	936,329
125,000	DISH DBS CORP 7.875% 9/01/19	133,750
51,546	DMSI 2004-4 7AR2 1ML+45 6/34	47,859
125,590	DORIC NIMROD 5.125% 11/24 144A	131,028
460,000	EL PASO NAT GAS 8.375% 6/15/32	604,023
1,199,000	EMERALD BAY VAR 10/8/20 144A	1,327,127
600,000	ENBRIDGE FRN 3ML+40 01/10/20	600,827
1,000,000	ENBRIDGE FRN 3ML+70 6/15/20	1,009,288
300,000	ENTERPRISE PROD 5.2% 9/1/20	320,507
1,600,000	EVGRN 2017-1 A 1ML+26 10/15/21	1,602,380

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
148,693	FFML 2004-FF3 M1 1ML+55 5/34	$141,497
32,959	FHAMS 2006-FA8 1A8 0 2/37	19,583
89,896	FIRST SEC UT 9.35 1/10/23 144A	101,745
800,000	FORD MTR CR LLC 2.459% 3/27/20	797,384
200,000	FORD MTR CR LLC 8.125% 1/15/20	221,532
80,000	GA MEAG 6.655% 4/1/57	100,768
900,000	GALL 2017-1A A 0% 07/27	900,715
1,400,000	GCCT 17-4A A 1ML+52 07/24	1,405,545
100,000	GMALT 2017-2 A2B 1ML+30 01/20	100,119
2,800,000	GMCAR 17-2A A2B 1193476+.15% 0	2,801,707
10,000	GOLDMAN SACHS GLB 7.5% 2/15/19	10,568
300,000	GOLDMAN SACHS GRP 3.5% 1/23/25	304,682
500,000	GOLDMAN SCHS 2.905/VAR 7/24/23	496,444
780,000	GS GRP INC MTN 6.25% 2/01/41	1,050,324
339,407	GSMPS 2005-RP1 1AF 1ML+35 1/35	303,580
2,586,683	GSMS 2011-GC3 X IO 3/44 144A	44,782
79,743	GSR 2005-AR5 2A3 CSTR 10/35	71,118
1,230,000	HCA INC 6.5% 2/15/20	1,303,800
500,000	HLA 2015-1A AR 3ML+92 04/27	499,521
200,000	HSBC BANK CDA BA 0% 1/05/18	159,031
200,000	HSBC BANK CDA BA 0% 1/08/18	158,956
500,000	HSBC BANK CDA BA 0% 1/15/18	397,418
400,000	HSBC BANK CDA BA 0% 1/17/18	317,897
160,487	HVMLT 05-15 2A11 1ML+27 10/45	156,525
269,063	HVMLT 2004-5 2A6 CSTR 6/34	272,328
236,224	HVMLT 2006-13 A 1ML+18 11/46	202,207
600,000	IL ST 6.725% 4/1/35	666,324
83,997	IMSA 2006-1 1A2B 1ML+20 5/36	81,855
232,824	INDA 2007-AR7 1A1 CSTR 11/37	231,030
660,141	INDX 05-AR14 2A1A 1ML+30 7/35	636,073
94,787	INDX 2006-AR6 2A1A 1ML+20 6/47	85,116
2,100,000	ING BK FRN 3ML+78 8/17/18 144A	2,107,988
1,100,000	ISAC 2010-1 A3 3ML+90 7/45	1,093,521
4,000,000	JAPAN GOVERNMENT 0% 1/29/18	35,504
5,109,000,000	JAPAN GOVERNMENT OF 0% 02/5/18	45,348,785
22,000,000	JAPAN GOVERNMENT OF 0% 2/13/18	195,284
90,400,000	JAPAN GOVT 0% 02/13/18	802,440

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
270,145	JPMC 16-FLRR 1ML+145 1/33 144A*	$270,338
300,000	JPMC CO 2.55% 10/29/20*	300,861
220,000	JPMC CO 4.25% 10/15/20*	230,658
400,000	JPMC CO FRN 3ML+55 03/09/21*	400,931
2,990,778	JPMCC 2011-C4 XA CSTR 7/46*	40,349
98,477	JPMCC 2011-C5 A3 4.1712% 8/46*	103,150
120,860	JPMMT 2004-A3 3A3 CSTR 7/34*	122,107
1,100,000	JPMORGAN CHASE &CO2.25%1/23/20*	1,099,204
1,200,000	JPMORGAN CHASE 3ML+148 3/1/21*	1,237,359
700,000	JTWN 14-4A A1AR 3ML+69 7/15/26	699,649
120,000	KAUPTHING BK 5.75 10/4/11 144A	—
1,177,000	KAUPTHING BK 7.625% 2/28/15144	—
60,000	KINDER MORGAN EN 6.85% 2/15/20	64,988
212,000	KPN NV GLBL 8.375% 10/01/30	291,122
413,000	KRAFT FOODS 5.375% 02/20 WI	437,548
1,400,000	KUWAIT ST 2.75% 03/20/22 144A	1,394,960
641,000	LANDSBANK IS MTN6.1% 8/11 144A	76,920
700,000	LLOYD GRP 7.625%/VAR PERP REGS	1,087,485
400,000	LLOYDS BANKING GRP 3.1% 7/6/21	403,995
354,553	LXS 2006-14N 1A1B 1ML+21 9/46	330,926
111,546	MARM 2005-1 7A1 CSTR 2/35	110,879
104,485	MARM 2006-2 3A1 CSTR 1/36	102,574
416,358	MARP 2005-2 1A1F 1ML+35 5/35	354,275
100,000	MGM RESORTS 6.75% 10/1/20	108,000
89,764	MLCC 2003-F A1 1ML+32 10/28	86,704
1,753,563	MLMI 05-WMC1 M2 1193476+.795%	1,742,358
27,394	MLMI 2004-A3 4A3 CSTR 5/34	27,970
59,152	MLMI 2006-A1 1A1 CSTR 3/36	51,145
724,853	MLMI 2007-SD1 A1 1ML+45 2/47	548,019
700,000	MORGAN STANLEY 2.65% 01/27/20	703,123
750,000	MP CLO 2015-1A A1R 3ML+84 4/27	750,000
800,000	MQGAU FRN 3ML+35 04/19 144A	800,823
500,000	MSBAM 15-C20 ASB 3.069% 02/48	506,917
600,000	MSC 2014-CPT AM VAR 07/29	611,321
12,526	MSM 2005-3AR 3A CSTR 7/35	11,586
150,000	MUNICIPAL EC AT GA 6.637% 4/57	192,276
2,200,000	NALT 2017-A A2B 1ML+20 09/19	2,200,803

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
500,000	NASDAQ INC FRN 3ML+39 3/19	$500,119
100,000	NAVIENT CORP 5.0% 10/20	101,375
516,905	NAVSL 17-A A1 1193476+.4% 12/5	517,641
7,300,000	NBC BA 0% 1/05/18	5,800,625
660,000	NORDEA BK 4.875% 5/13/21 144A	700,037
250,000	NORTHSTR ED FIN 2007-1 OT	239,864
400,000	NOVASC BA 0% 1/19/18	317,912
300,000	NOVASC BA 0% 1/22/18	238,403
1,600,000	NSLT 2017-3A A 1ML+85 02/66	1,599,995
500,000	NY&PRSBTN HSP 4.024% 08/01/45	529,013
1,500,000	OCP2015-8A A1R 3ML+85 4/17/27	1,500,036
100,000	ONEMAIN FINL 6.75% 12/19 144A	103,320
800,000	PETROBRAS GL 5.999% 1/28 144A	802,000
370,000	PFIZER INC 3.4% 5/15/24	384,130
53,000	PG&E 8.25% 10/15/18	55,458
76,301	PRIME 2005-2 2A1 CSTR 10/32	78,209
148,389	RBSGC 2007-B 1A4 1ML+45 1/37	101,232
30,000	ROGERS COMMUNIC 6.8% 8/15/18	30,880
700,000	ROYAL BK CANADA BA 0% 1/03/18	556,352
70,000	ROYAL BK SCOTLND 7.648/VR PERP	91,350
800,000	ROYAL BK SCTLND 3.875% 9/12/23	813,428
520,000	ROYAL BK SCTLND 6.4% 10/21/19	555,549
200,000	ROYALBK BA 0% 1/04/18	158,945
200,000	ROYALBK BA 0% 1/11/18	158,999
100,000	ROYALBK BA 0% 1/15/18	79,480
400,000	ROYALBK BA 0% 1/18/18	317,890
3,700,000	ROYALBK CP 0% 1/05/18	2,940,043
400,000	ROYALBK CP 0% 1/08/18	317,916
1,000,000	SABINE PASS LIQ 5% 03/15/27	1,072,797
119,269	SACO 2005-WM3 A3 1ML+35 9/35	118,715
198,615	SAIL 2003-BC11 M1 1ML+65 10/33	197,916
362,133	SAMI 2006-AR6 1A1 1ML+18 07/46	331,476
330,000	SANTA CL TRANS TAXM 5.876 4/32	399,894
800,000	SANTAN 6.25 09/PERP-21 5.125%	1,052,268
664,878	SARM 2004-4 2A CSTR 04/34	671,094
1,412,454	SASC 2006-OPT1 A1 1ML+18 04/36	1,387,911
21,505	SAST 2002-3 M1 1ML+75 12/32	21,156

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
129,871	SAST 2003-3 M1 1ML+65 12/33	$129,339
400,000	SAUDI ARAB 2.875% 3/4/23 144A	393,209
500,000	SAUDI ARAB 3.625% 3/4/28 144A	495,500
1,000,000	SAUDI GOVT 3.25% 10/26/26 RGS	980,440
1,500,000	SEMPRA ENERGY FRN 3ML+45 03/21	1,502,310
200,000	SHIRE ACQ INV IRE 2.4% 9/23/21	196,831
300,000	SHIRE AQ INV IRE 1.9% 9/23/19	297,252
400,000	SLM CORP MED 4.875% 6/17/19	406,760
100,000	SLM CORP MEDIUM 8.45% 6/15/18	102,550
300,000	SLM CORP MTN 8% 3/25/20	324,375
500,000	SLM CORP MTN BE 5.5% 01/15/19	508,750
293,430	SLMA 2003-11 A6 3ML+29 12/25	294,680
225,943	SLMA 2004-3 A5 3ML+17 7/25/23	225,885
250,000	SLOVENIA REP 5.25% 2/24 REGS	285,928
2,000,000	SNDPT 2015-1A AR 3ML+86 04/27	1,999,000
400,000	SNDPT 2015-2A AR 3ML+88 07/27	399,800
600,000	SOCIETE GEN PERP 8.25% REGS	627,750
400,000	SOUTHERN PWR 3ML+55 12/20 144A	400,840
21,000	SOUTHRN NAT GAS 8% 3/01/32	28,461
600,000	SPECTRA ENERGY PRT 3ML+70 6/20	604,493
300,000	SPRINGLEAF FIN CRP 8.25% 12/20	330,000
49,000	TENN GAS PIPELI 7.625% 4/01/37	63,186
1,200,000	TEXTRON INC FRN 3ML+55 11/20	1,199,663
160,000	THERMO FISHER 3.6% 8/15/21	165,139
600,000	TORONTO BA 0% 1/02/18	476,869
1,800,000	TRAL 2014-3A AR 1ML+103 10/27	1,799,089
541,122	TSCOLN PRP FIN 7.6227% 7/13/39	1,002,008
240,000	TVA 5.25% 09/15/39	325,237
467,000	TVA 5.98% 04/01/36	657,737
650,000	UBS AG 7.625% 08/22 LT2 COCO	759,330
600,000	UBS AG FRN 3ML+32 12/7/18 144A	600,545
800,000	UBS GR FND 3.491% 5/23/23 144A	812,630
600,000	UBS GROUP FDNG 3% 4/15/21 144A	604,154
4,700,000	UK,G.B.&N.IRELAND 0% 1/29/18	6,344,480
200,000	UNITED BUSNS 5.75% 11/20 144A	207,638
370,000	UNITEDHEALTH GRP 6 2/15/18	371,825
1,250,000	VENTURE XXI CLO 3ML+88 7/27	1,250,840

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
206,000	VERIZON 3.376% 02/15/25 144A	$206,730
517,000	VERIZON COM 2.946% 03/15/22	520,087
300,000	VERIZON COMMUNI 3.125% 3/16/22	304,135
385,048	WAMU 05-AR15 A1A1 1ML+26 11/45	381,532
317,108	WAMU 05-AR15 A1A2 1ML+28 11/45	293,767
144,882	WAMU 05-AR17 A1A2 1ML+29 12/45	138,932
506,157	WAMU 06-AR14 1A3 CSTR 11/36	475,004
1,603,396	WAMU 2004-AR10 A1A 1ML+44 7/44	1,581,282
144,301	WAMU 2004-AR8 A1 1ML+42 6/44	142,246
856,857	WAMU 2005-AR18 1A3A CSTR 1/36	866,512
234,875	WAMU 2005-AR7 A4 CSTR 8/35	243,516
53,500	WAMU 2005-AR8 1A1A 1ML+27 7/45	52,029
130,327	WAMU 2005-AR9 A1A 1ML+32 7/45	128,824
212,458	WAMU 2007-HY4 4A1 CSTR 9/36	199,696
262,920	WFMBS 2006-AR11 A6 CSTR 8/36*	261,578
240,000	WFRBS 2011-C4 A4 0 6/44*	256,517
1,500,000	WITEH 2014-9A AR 3ML+116 7/26	1,507,047
1,000,000	WYNN LAS VEGAS 5.5% 3/25 144A	1,030,000
300,000	ZCCP 2015-1A A1R 3ML+95 07/27	300,000

	Total Other Fixed Income Securities	$193,104,781

	Cash, Cash Equivalents and Other Investments
	Cash and Cash Equivalents
	CASH	$5,262,392
	Cash Collateral	1,577,009
12,126,516	BBH STIF FUND	12,126,516
9,180,930	Fidelity Institutional Money Market Portfolio*	9,180,930
1,547,275	JP MORGAN 100% US TREASURY*	1,547,275
7,942,803	JPM PRIME MMKT MRGN SHR FD 829*	7,944,071
3,032,679	JPM TREASURY PLUS MMF AGY SHRS*	3,032,679
145,738	SSBK STIF FUND*	145,738

	Total Cash and Cash Equivalents	$40,816,610

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value
	Swap Contracts
	Credit Default Swaps
3,000,000	BOAM CDS 91086QAW8 1% 12/20/19	$32,003
5,000,000	CDS CMBX.NA.AAA.9 0.5% 9/58 GS	8,866
5,629,834	CDS GS CMBX NA AAA6 0.5% 5/63	33,952
1,000,000	CDS MS CMBX AAA CDSI S7 0.5% 1/17/47	5,058
(4,100,000)	CDX IG28 5Y 6/20/22 ICE	778
(100,000)	CDX IG29 5Y ICE 12/20/22	21
500,000	CS CDS CMBX.NA.BBB-.9 3% 9/58	(54,833)
(1,800,000)	DELL INC SNR 12/20/19 GS ICE	(18)
(500,000)	GENERAL MTR SNR USD 6/22 ICE	21
300,000	HSBC CDS BRAZIL LA SP HUS 03/20/18	542
1,000,000	JP CDS CMBX.NA.AAA.9 SP 0.5 9/17/58	1,773
(800,000)	SPRINT SNR S 12/20/19 GS ICE	(3)

	Total Credit Default Swaps	$28,160

	Interest Rate Swaps
(8,200,000)	BA IRS USD 2Y 1.45% 06/19 CME	$(3,309)
7,100,000	BOA IRS SWAP P1.73 08/26/25	212,120
(6,600,000)	CME IRS 2.75% 12/16/45	(21,863)
(1,800,000)	CS IRS 30YRUSD 2.25% 12/46 CME	(5,666)
(4,600,000)	CS IRS USD 10Y 1.75 12/26 CME	(8,034)
(4,200,000)	CS IRS USD 10Y 1.75% 12/26 LCH	(7,868)
(19,900,000)	CS IRS USD 1Y 1.5% 6/15/19 CME	(2,687)
(6,500,000)	CS IRS USD 2Y 1.25% 6/21/17 CME	(888)
(1,200,000)	CS IRS USD 30Y 2.5% 6/15/46 CME	(3,878)
25,100,000	CS IRS USD 5YR 1.5% 12/21 CME	16,998
(6,800,000)	INFSWEMNI 1.4425% 10Y 12/26 LCH	(2,996)
6,800,000	INFSWPEMNI 1.165% 5Y 12/21 LCH	2,297
(900,000)	IRS EUR 1% 03-21-18-10Y LCH	260
(900,000)	IRS GBP 1% 03/21/18 LCH	(635)
(500,000)	IRS GBP 1.50% 03-21-18-10YR LCH	(543)
(5,900,000)	IRS USD 10YR CME 1.75% 6/21/47	(17,290)
(17,800,000)	IRS USD 2YR CME 2% 12/20/19	(3,617)
(3,200,000)	LCH IRS 1.75% 12/16/18	(287)
(20,600,000)	LCH IRS 2.25% 12/16/22	(23,866)

	Total Interest Rate Swaps	$128,248

TIME WARNER SAVINGS PLAN

EIN: #13-4099534             Plan: #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2017

Shares or Units	Description	Current Value

	Total Swap Contracts	$156,408

	Option Contracts
	Interest Rate Option Contracts
(128,000,000)	EURO$ 90 EDH8 C98.75 03/19/18	$(800)
128,000,000	EURO$ 90 EDH8 P98.25 03/19/18	16,800
2,000,000	IRO USD 30Y P2.905 8/20/18 MYC	28,531
2,300,000	IRO USD 30Y P2.9425 12/19 GLM	88,365
(10,100,000)	IRO USD 5Y P2.75 12/12/19 GLM	(95,903)
(11,700,000)	IRO USD 5Y P2.8 08/20/18 MYC	(21,060)
600,000	IRO USD PUT 2.94 T 8/20/18 GLM	7,634

	Total Interest Rate Options Contracts	$23,567

	Futures Contracts****
46,000,000	90DAY EURO$ FUTR DEC18 EDZ8	$1,725
29,000,000	90DAY EURO$ FUTR MAR18 EDH8	363
38,600,000	US 10YR NOTE (CBT)MAR18 TYH8	78,406
(31,000,000)	US 2YR NOTE (CBT) MAR18 TUH8	(9,688)
30,500,000	US 5YR NOTE(CBT)FUT MAR18 FVH8	28,594
2,400,000	US LONG BOND(CBT) MAR18 USH8	6,750

	Total Futures Contracts	$106,150

	Total Cash, Cash Equivalents and Other Investments	$41,102,735

	Total Investments Excluding Net Receivables from Participants	$5,228,910,739

	Notes Receivable from Participants (interest rates from 4.25% to 10.50% maturing through January 2033)*	61,788,685

	Total Investments	$5,290,699,424

*	Indicates party-in-interest to the Plan.
**	Difference between total synthetic investment contracts per the Schedule of Assets and per the Statement of Net Assets Available for Benefits is due to the presentation of synthetic investments at market value in the Schedule of Assets and contract value in the Statement of Net Assets Available for Benefits. See footnote 7 for reconciliation of this difference.
***	Represents an adjustment to the value of Synthetic Investment Contracts, which is related to the purchase and sale of certain assets pending settlement at December 31, 2017.
****	Negative “shares or units” represents the notional values of futures contracts with short positions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 11, 2018	By:	/s/ Daniel J. Happer
Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm